604 Page 1 30-Jun-2026 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 26/06/2026 substantial holder on The previous notice was given to the company on 30/04/2026 The previous notice was dated 28/04/2026 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 16,739 Ordinary 16,739 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 611,740 Ordinary 611,740 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 32,603 Ordinary 32,603 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 32,880 Ordinary 32,880 STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED 31,593 Ordinary 31,593 STATE STREET GLOBAL ADVISORS ASIA LIMITED 19,436 Ordinary 19,436 STATE STREET GLOBAL ADVISORS ASIA LIMITED 8,485 Ordinary 8,485 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 39,557 Ordinary 39,557 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 9,694 Ordinary 9,694 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 108,560 Ordinary 108,560 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 415,608 Ordinary 415,608 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Section 671B Nature of change (6) 004 458 404 Citibank NA n/a JPMorgan AG 8.63% Previous notice n/a Form 604 RIO TINTO LIMITED Person’s votes State Street Bank and Trust Co Person’s votes Sumitomo Trust and Banking Co USA n/a Class and number of securities 32,091,198 n/a Ordinary n/a Person whose relevant interest changed Voting power (5) Registered holder of securities n/a State Street Bank and Trust Co Person entitled to be registered as holder (8) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Present notice State Street Corporation and subsidiaries named in paragraph 6 to this form State Street Bank and Trust Co JPMorgan AG n/a 9.67% Class and number of securities affected n/a Notice of change of interests of substantial holder Northern Trust Company n/a Caceis Bank Luxembourg n/a Nature of relevant interest (6) 35,936,827 n/a n/a Annexure A, B & C Corporations Act 2001 Voting power (5) Bank of New York Mellon Brown Brothers Harriman and Co JPMorgan AG EXHIBIT 99.8

604 Page 2 30-Jun-2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 20,625 Ordinary 20,625 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 5,346 Ordinary 5,346 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 186,946 Ordinary 186,946 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 152,879 Ordinary 152,879 STATE STREET BANK AND TRUST COMPANY 16,303 Ordinary 16,303 STATE STREET BANK AND TRUST COMPANY 570 Ordinary 570 STATE STREET BANK AND TRUST COMPANY 1,475,940 Ordinary 1,475,940 STATE STREET BANK AND TRUST COMPANY 5,238 Ordinary 5,238 STATE STREET BANK AND TRUST COMPANY 225 Ordinary 225 STATE STREET BANK AND TRUST COMPANY 1,355 Ordinary 1,355 STATE STREET BANK AND TRUST COMPANY 44,555 Ordinary 44,555 STATE STREET BANK AND TRUST COMPANY 11,675 Ordinary 11,675 STATE STREET BANK AND TRUST COMPANY 4,825 Ordinary 4,825 STATE STREET BANK AND TRUST COMPANY 4,322 Ordinary 4,322 STATE STREET BANK AND TRUST COMPANY 7,252 Ordinary 7,252 STATE STREET BANK AND TRUST COMPANY 354 Ordinary 354 STATE STREET BANK AND TRUST COMPANY 48,910 Ordinary 48,910 STATE STREET BANK AND TRUST COMPANY 61,452 Ordinary 61,452 STATE STREET BANK AND TRUST COMPANY 4,957 Ordinary 4,957 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest VALIC THE SOCIETE GENERALE GROUP MALTA PENSION INVESTMENTS Northern Trust Company STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV n/a AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER n/a OREGON STATE TREASURY VALIC JP MORGAN ASSET MANAGEMENT (CANADA) INC. LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION UBS AG VANECK ETF FUNDS MALTA PENSION INVESTMENTS STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV SA FUNDS- INVESTMENT TRUST LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION JP MORGAN ASSET MANAGEMENT (CANADA) INC. Bank of New York Mellon UBS (LUX) FUND SOLUTIONS POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY STATE TREASURER OF THE STATE OF MICHIGAN MANAGED PENSION FUNDS LIMITED POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY THE REGENTS OF THE UNIVERSITY OF CALIFORNIA UBS (LUX) FUND SOLUTIONS BNP Paribas SA FUNDS- INVESTMENT TRUST AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER VANECK ETF FUNDS THE REGENTS OF THE UNIVERSITY OF CALIFORNIA OREGON STATE TREASURY n/a n/a STATE TREASURER OF THE STATE OF MICHIGAN THE SOCIETE GENERALE GROUP MANAGED PENSION FUNDS LIMITED

604 Page 3 30-Jun-2026 STATE STREET BANK AND TRUST COMPANY 2,775 Ordinary 2,775 STATE STREET BANK AND TRUST COMPANY 427 Ordinary 427 STATE STREET BANK AND TRUST COMPANY 649 Ordinary 649 STATE STREET BANK AND TRUST COMPANY 17,103 Ordinary 17,103 STATE STREET BANK AND TRUST COMPANY 40,717 Ordinary 40,717 STATE STREET BANK AND TRUST COMPANY 1,960 Ordinary 1,960 STATE STREET BANK AND TRUST COMPANY 3,762 Ordinary 3,762 STATE STREET BANK AND TRUST COMPANY 347,837 Ordinary 347,837 STATE STREET BANK AND TRUST COMPANY 3,825 Ordinary 3,825 STATE STREET BANK AND TRUST COMPANY 238,645 Ordinary 238,645 STATE STREET BANK AND TRUST COMPANY 1,682 Ordinary 1,682 STATE STREET BANK AND TRUST COMPANY 22,406 Ordinary 22,406 STATE STREET BANK AND TRUST COMPANY 838,544 Ordinary 838,544 STATE STREET BANK AND TRUST COMPANY 5,090 Ordinary 5,090 STATE STREET BANK AND TRUST COMPANY 355 Ordinary 355 STATE STREET BANK AND TRUST COMPANY 2,027 Ordinary 2,027 STATE STREET BANK AND TRUST COMPANY 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY 24,859 Ordinary 24,859 STATE STREET BANK AND TRUST COMPANY 239 Ordinary 239 STATE STREET BANK AND TRUST COMPANY 692 Ordinary 692 STATE STREET BANK AND TRUST COMPANY 12,641 Ordinary 12,641 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For borrowed securities:Relevant interest under section 608(1) being the holder of securities subject to an obligation to return under a securities lending agreement.STATE STREET BANK AND TRUST COMPANY has on-lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED SSGA THE GOLDMAN SACHS GROUP Arrowstreet Capital Newbury Fund Limited SSGA SPDR ETFS EUROPE II PLC SSUTM AUTHORISED UNIT TRUST SCHEME STATE STREET BANK AND TRUST COMPANY CALVERT STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA SPDR ETFS EUROPE II PLC CCC STATE BOSTON RETIREMENT SYSTEM STATE BOSTON RETIREMENT SYSTEM STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY THE GOLDMAN SACHS GROUP TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS INTESA SANPAOLO WEALTH MANAGEMENT S.A. CALVERT STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY BANK OF MONTREAL GROUP GMO BENCHMARK FREE FUND AQR Flex 1 Series LLC Series A15 SOCIAL PROTECTION FUND STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED GMO IMPLEMENTATION FUND INTESA SANPAOLO WEALTH MANAGEMENT S.A. ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND AQR Flex 1 Series LLC Series A13 SSGA ARROWSTREET CLARENDON TRUST FUND STATE STREET BANK AND TRUST COMPANY UNKNOWN BANK OF MONTREAL GROUP SSUTM AUTHORISED UNIT TRUST SCHEME TEACHER RETIREMENT SYSTEM OF TEXAS STATE STREET BANK AND TRUST COMPANY TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS SOCIAL PROTECTION FUND

604 Page 4 30-Jun-2026 STATE STREET BANK AND TRUST COMPANY 137,828 Ordinary 137,828 STATE STREET BANK AND TRUST COMPANY 597 Ordinary 597 STATE STREET BANK AND TRUST COMPANY 112,252 Ordinary 112,252 STATE STREET BANK AND TRUST COMPANY 105 Ordinary 105 STATE STREET BANK AND TRUST COMPANY 1,886 Ordinary 1,886 STATE STREET BANK AND TRUST COMPANY 583 Ordinary 583 STATE STREET BANK AND TRUST COMPANY 169 Ordinary 169 STATE STREET BANK AND TRUST COMPANY 1,182 Ordinary 1,182 STATE STREET BANK AND TRUST COMPANY 1,629 Ordinary 1,629 STATE STREET BANK AND TRUST COMPANY 12,215 Ordinary 12,215 STATE STREET BANK AND TRUST COMPANY 8,995 Ordinary 8,995 STATE STREET BANK AND TRUST COMPANY 1,987 Ordinary 1,987 STATE STREET BANK AND TRUST COMPANY 281 Ordinary 281 STATE STREET BANK AND TRUST COMPANY 134 Ordinary 134 STATE STREET BANK AND TRUST COMPANY 64 Ordinary 64 STATE STREET BANK AND TRUST COMPANY 604 Ordinary 604 STATE STREET BANK AND TRUST COMPANY 18,841 Ordinary 18,841 STATE STREET BANK AND TRUST COMPANY 1,443 Ordinary 1,443 STATE STREET BANK AND TRUST COMPANY 837 Ordinary 837 STATE STREET BANK AND TRUST COMPANY 71,468 Ordinary 71,468 STATE STREET BANK AND TRUST COMPANY 272,952 Ordinary 272,952 STATE STREET BANK AND TRUST COMPANY 2,223 Ordinary 2,223 For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan AQR Flex 1 Series LLC Series A40 STATE STREET BANK AND TRUST COMPANY SSGA FUNDS STATE STREET BANK AND TRUST COMPANY CONFIDENTIAL CLIENT ASIA A CONFIDENTIAL CLIENT KK CBJ AS SUB-TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS STATE STREET BANK AND TRUST COMPANY AQR Flex 1 Series LLC Series J11 RETIREMENT SYSTEMS OF ALABAMA AQR Flex 1 Series LLC - Series A60 SSGA SPDR ETFS EUROPE I PLC CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS CONFIDENTIAL CLIENT N AQR Flex 1 series LLC - Series K10 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY AQR Flex 1 series LLC - Series A62 STATE STREET BANK AND TRUST COMPANY EURIZON CAPITAL S.A. AQR Flex 1 Series LLC - Series K7 SSGA SPDR ETFS EUROPE I PLC STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY NORTHROP GRUMMAN STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY AQR Flex 1 Series LLC - Series K9 STATE STREET BANK AND TRUST COMPANY SSGA FUNDS AQR Flex 1 Series LLC - Series K6 EURIZON CAPITAL S.A. AQR Funds - AQR International Multi-Style Fund CONFIDENTIAL CLIENT ASIA A CONFIDENTIAL CLIENT KK CONFIDENTIAL CLIENT N STATE STREET BANK AND TRUST COMPANY AQR Flex 1 Series LLC Series A11 STATE STREET BANK AND TRUST COMPANY AQR Flex 1 Series LLC Series K3 NORTHROP GRUMMAN AQR Flex 1 Series LLC Series K13 RETIREMENT SYSTEMS OF ALABAMA AQR Funds - AQR Global Equity Fund

604 Page 5 30-Jun-2026 STATE STREET BANK AND TRUST COMPANY 20,256 Ordinary 20,256 STATE STREET BANK AND TRUST COMPANY 1,992 Ordinary 1,992 STATE STREET BANK AND TRUST COMPANY 108,964 Ordinary 108,964 STATE STREET BANK AND TRUST COMPANY 203,867 Ordinary 203,867 STATE STREET BANK AND TRUST COMPANY 177,608 Ordinary 177,608 STATE STREET BANK AND TRUST COMPANY 47,728 Ordinary 47,728 STATE STREET BANK AND TRUST COMPANY 92,213 Ordinary 92,213 STATE STREET BANK AND TRUST COMPANY 12,771 Ordinary 12,771 STATE STREET BANK AND TRUST COMPANY 95,435 Ordinary 95,435 STATE STREET BANK AND TRUST COMPANY 17,000 Ordinary 17,000 STATE STREET BANK AND TRUST COMPANY 27,048 Ordinary 27,048 STATE STREET BANK AND TRUST COMPANY 83,185 Ordinary 83,185 STATE STREET BANK AND TRUST COMPANY 20,803 Ordinary 20,803 STATE STREET BANK AND TRUST COMPANY 30,573 Ordinary 30,573 STATE STREET GLOBAL ADVISORS TRUST COMPANY 26,767 Ordinary 26,767 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,019,564 Ordinary 4,019,564 STATE STREET GLOBAL ADVISORS TRUST COMPANY 203,491 Ordinary 203,491 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,586 Ordinary 4,586 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,657 Ordinary 3,657 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest ALLIANCE BERNSTEIN TEACHER RETIREMENT SYSTEM OF TEXAS SSGA SPDR INDEX SHARE FUNDS n/a n/a MERCER GLOBAL INVESTMENTS MINNESOTA STATE BOARD OF INVESTMENT CALSTRS WA STATE INVESTMENT BOARD CBJ AS SUB-TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION n/a ALLIANCE BERNSTEIN JOHN HANCOCK EXCHANGE-TRADED FUND TRUST TEACHER RETIREMENT SYSTEM OF TEXAS Wilmington Trust Co Bank of New York Mellon JPMorgan AG DIMENSIONAL FUND ADVISORS CALSTRS UBS SECURITIES AUSTRALIA LTD DIMENSIONAL FUND ADVISORS CAISSE DE DEPOT ET PLACEMENT DU QUEBEC MINNESOTA STATE BOARD OF INVESTMENT M.L. BASEBALL PLAYERS BENEFIT CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION JOHN HANCOCK EXCHANGE-TRADED FUND TRUST State Street Bank and Trust Co UBS SECURITIES AUSTRALIA LTD n/a CAISSE DE DEPOT ET PLACEMENT DU QUEBEC SSGA SPDR INDEX SHARE FUNDS M.L. BASEBALL PLAYERS BENEFIT UBS (IRL) ETF PLC MERCER GLOBAL INVESTMENTS n/a UBS (IRL) ETF PLC Brown Brothers Harriman and Co WA STATE INVESTMENT BOARD

604 Page 6 30-Jun-2026 STATE STREET GLOBAL ADVISORS TRUST COMPANY 112,528 Ordinary 112,528 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 678 Ordinary 678 SSGA FUNDS MANAGEMENT, INC. 1,195,223 Ordinary 1,195,223 SSGA FUNDS MANAGEMENT, INC. 1,699 Ordinary 1,699 SSGA FUNDS MANAGEMENT, INC. 5,903 Ordinary 5,903 SSGA FUNDS MANAGEMENT, INC. 13,237 Ordinary 13,237 STATE STREET GLOBAL ADVISORS LIMITED 38,619 Ordinary 38,619 STATE STREET GLOBAL ADVISORS LIMITED 193,741 Ordinary 193,741 STATE STREET GLOBAL ADVISORS LIMITED 25,604 Ordinary 25,604 STATE STREET GLOBAL ADVISORS LIMITED 8,212 Ordinary 8,212 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 16,648 Ordinary 16,648 STATE STREET GLOBAL ADVISORS LIMITED 14,955 Ordinary 14,955 STATE STREET GLOBAL ADVISORS LIMITED 324,137 Ordinary 324,137 STATE STREET GLOBAL ADVISORS LIMITED 18,706 Ordinary 18,706 STATE STREET GLOBAL ADVISORS LIMITED 4,949 Ordinary 4,949 STATE STREET GLOBAL ADVISORS, LTD. 31,125 Ordinary 31,125 STATE STREET GLOBAL ADVISORS, LTD. 5,337 Ordinary 5,337 STATE STREET GLOBAL ADVISORS, LTD. 8,213 Ordinary 8,213 STATE STREET GLOBAL ADVISORS, LTD. 562 Ordinary 562 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,240,796 Ordinary 1,240,796 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 13,696,672 Ordinary 13,696,672 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 144,710 Ordinary 144,710 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,246,338 Ordinary 1,246,338 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 2,922,007 Ordinary 2,922,007 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Bank of New York Mellon Royal Bank of Canada n/a Northern Trust Company Northern Trust Company Northern Trust Company n/a n/a Northern Trust Company n/a Bank of New York Mellon n/a Pictet and Cie n/a BNP Paribas n/a n/a JPMorgan AG Pictet and Cie UBS AG n/a n/a State Street Bank and Trust Co BNP Paribas n/a State Street Bank and Trust Co n/a CIBC Mellon n/a n/a n/a Brown Brothers Harriman and Co n/a Northern Trust Company n/a Citibank NA n/a HSBC Bank PLC n/a BFF Bank S.p.A. State Street Bank and Trust Co n/a n/a State Street Bank and Trust Co n/a Citibank NA n/a n/a Citibank NA JPMorgan AG n/a

604 Page 7 30-Jun-2026 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 30/06/2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM STATE STREET GLOBAL ADVISORS TRUST COMPANY Subsidiary of State Street Corporation 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES 168 ROBINSON ROAD #33-01 CAPITAL TOWER, SINGAPORE, 068912, SINGAPORE Name and ACN/ARSN (if applicable) Subsidiary of State Street Corporation 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES Subsidiary of State Street Corporation Alok Maheshwary STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Subsidiary of State Street Corporation Subsidiary of State Street Corporation Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA Subsidiary of State Street Corporation Authorised signatory Nature of association STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA STATE STREET BANK AND TRUST COMPANY Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS LIMITED KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA Subsidiary of State Street Corporation Address 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES Name TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN SSGA FUNDS MANAGEMENT, INC. 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND Subsidiary of State Street Corporation Subsidiary of State Street Corporation

604 Page 8 30-Jun-2026 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 30/06/2026 Date of change Consideration given in relation to change Person's votes affected 29/04/2026 170.80 -11,200 Ordinary -11,200 29/04/2026 n/a -10,465 Ordinary -10,465 29/04/2026 n/a 117,000 Ordinary 117,000 29/04/2026 n/a -475 Ordinary -475 29/04/2026 n/a -279 Ordinary -279 29/04/2026 n/a 10,637 Ordinary 10,637 29/04/2026 n/a -1,375 Ordinary -1,375 29/04/2026 n/a -501 Ordinary -501 29/04/2026 n/a -172 Ordinary -172 29/04/2026 n/a 283 Ordinary 283 29/04/2026 n/a 249,818 Ordinary 249,818 29/04/2026 n/a -10,415 Ordinary -10,415 29/04/2026 n/a 22 Ordinary 22 29/04/2026 n/a -8,227 Ordinary -8,227 29/04/2026 n/a 962 Ordinary 962 29/04/2026 n/a -422 Ordinary -422 29/04/2026 n/a 120 Ordinary 120 29/04/2026 n/a 59,713 Ordinary 59,713 29/04/2026 170.80 -176 Ordinary -176 29/04/2026 170.80 -100 Ordinary -100 29/04/2026 n/a -131 Ordinary -131 29/04/2026 n/a -261 Ordinary -261 29/04/2026 n/a -4,393 Ordinary -4,393 29/04/2026 170.80 742 Ordinary 742 29/04/2026 170.80 92 Ordinary 92 29/04/2026 170.80 322 Ordinary 322 29/04/2026 170.80 303 Ordinary 303 30/04/2026 167.40 465 Ordinary 465 30/04/2026 167.40 11,511 Ordinary 11,511 30/04/2026 167.40 458 Ordinary 458 30/04/2026 n/a 10,818 Ordinary 10,818 30/04/2026 n/a -75,620 Ordinary -75,620 30/04/2026 n/a -204 Ordinary -204 30/04/2026 n/a 21,000 Ordinary 21,000 30/04/2026 n/a -3,656 Ordinary -3,656 Lend - for stock lend Dated the Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received Person whose relevant interest changed STATE STREET GLOBAL ADVISORS EUROPE LIMITED Alok Maheshwary Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Class and number of securities affected SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Nature of change Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Authorised signatory Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 9 30-Jun-2026 30/04/2026 n/a 4,972 Ordinary 4,972 30/04/2026 n/a -51 Ordinary -51 30/04/2026 n/a -4,673 Ordinary -4,673 30/04/2026 n/a 1,768 Ordinary 1,768 30/04/2026 n/a 27,048 Ordinary 27,048 30/04/2026 n/a -549 Ordinary -549 30/04/2026 n/a 30,023 Ordinary 30,023 30/04/2026 n/a 8,440 Ordinary 8,440 30/04/2026 n/a 47,699 Ordinary 47,699 30/04/2026 n/a 21,352 Ordinary 21,352 30/04/2026 n/a 1,945 Ordinary 1,945 30/04/2026 n/a 833 Ordinary 833 30/04/2026 n/a -95 Ordinary -95 30/04/2026 n/a 63,230 Ordinary 63,230 30/04/2026 n/a 1,881 Ordinary 1,881 30/04/2026 n/a -1,459 Ordinary -1,459 30/04/2026 n/a 1,572 Ordinary 1,572 30/04/2026 n/a 15,438 Ordinary 15,438 30/04/2026 n/a -120 Ordinary -120 30/04/2026 n/a -59,713 Ordinary -59,713 30/04/2026 n/a 6,884 Ordinary 6,884 30/04/2026 168.60 111 Ordinary 111 30/04/2026 167.40 256 Ordinary 256 30/04/2026 167.40 1,071 Ordinary 1,071 30/04/2026 167.40 -256 Ordinary -256 30/04/2026 167.40 -620 Ordinary -620 30/04/2026 167.40 429 Ordinary 429 30/04/2026 167.40 -458 Ordinary -458 30/04/2026 167.40 -578 Ordinary -578 30/04/2026 167.64 -4,768 Ordinary -4,768 30/04/2026 n/a -944 Ordinary -944 30/04/2026 n/a -245 Ordinary -245 30/04/2026 n/a -90 Ordinary -90 30/04/2026 167.40 -1,071 Ordinary -1,071 30/04/2026 167.40 -1,351 Ordinary -1,351 30/04/2026 167.40 105 Ordinary 105 30/04/2026 167.40 303 Ordinary 303 30/04/2026 167.40 10,986 Ordinary 10,986 30/04/2026 167.40 -1,235 Ordinary -1,235 30/04/2026 167.40 -186 Ordinary -186 01/05/2026 171.97 1,100 Ordinary 1,100 01/05/2026 n/a 11,850 Ordinary 11,850 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 10 30-Jun-2026 01/05/2026 n/a -98 Ordinary -98 01/05/2026 n/a -148 Ordinary -148 01/05/2026 n/a -940 Ordinary -940 01/05/2026 n/a 246 Ordinary 246 01/05/2026 n/a -240 Ordinary -240 01/05/2026 n/a -195 Ordinary -195 01/05/2026 n/a 99,408 Ordinary 99,408 01/05/2026 n/a 195 Ordinary 195 01/05/2026 n/a 940 Ordinary 940 01/05/2026 n/a 240 Ordinary 240 01/05/2026 n/a 592 Ordinary 592 01/05/2026 n/a -6,884 Ordinary -6,884 01/05/2026 n/a 79 Ordinary 79 01/05/2026 n/a -79 Ordinary -79 01/05/2026 n/a 26,547 Ordinary 26,547 01/05/2026 n/a -26,547 Ordinary -26,547 01/05/2026 n/a 692 Ordinary 692 01/05/2026 n/a -692 Ordinary -692 01/05/2026 n/a 356 Ordinary 356 01/05/2026 n/a -356 Ordinary -356 01/05/2026 n/a 105 Ordinary 105 01/05/2026 n/a -105 Ordinary -105 01/05/2026 n/a 1,972 Ordinary 1,972 01/05/2026 n/a -1,940 Ordinary -1,940 01/05/2026 n/a 427 Ordinary 427 01/05/2026 n/a -427 Ordinary -427 01/05/2026 n/a 208 Ordinary 208 01/05/2026 n/a -208 Ordinary -208 01/05/2026 n/a 169 Ordinary 169 01/05/2026 n/a 597 Ordinary 597 01/05/2026 n/a -597 Ordinary -597 01/05/2026 n/a 43,767 Ordinary 43,767 01/05/2026 n/a -43,767 Ordinary -43,767 01/05/2026 n/a 1,940 Ordinary 1,940 01/05/2026 n/a -1,858 Ordinary -1,858 01/05/2026 n/a 1,534 Ordinary 1,534 01/05/2026 n/a -1,534 Ordinary -1,534 01/05/2026 n/a 28,238 Ordinary 28,238 01/05/2026 n/a -28,238 Ordinary -28,238 01/05/2026 n/a 11,900 Ordinary 11,900 01/05/2026 n/a -11,900 Ordinary -11,900 01/05/2026 n/a 4,671 Ordinary 4,671 STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 11 30-Jun-2026 01/05/2026 n/a -4,671 Ordinary -4,671 01/05/2026 n/a 612 Ordinary 612 01/05/2026 n/a -612 Ordinary -612 01/05/2026 171.97 1,839 Ordinary 1,839 04/05/2026 170.86 4,208 Ordinary 4,208 04/05/2026 n/a -1,740 Ordinary -1,740 04/05/2026 n/a -6,617 Ordinary -6,617 04/05/2026 n/a -482,285 Ordinary -482,285 04/05/2026 n/a 66,746 Ordinary 66,746 04/05/2026 n/a 125,000 Ordinary 125,000 04/05/2026 n/a 115,000 Ordinary 115,000 04/05/2026 n/a -162 Ordinary -162 04/05/2026 n/a 4,000 Ordinary 4,000 04/05/2026 n/a -5,971 Ordinary -5,971 04/05/2026 n/a -101,217 Ordinary -101,217 04/05/2026 n/a 1,333 Ordinary 1,333 04/05/2026 n/a -750 Ordinary -750 04/05/2026 n/a -686 Ordinary -686 04/05/2026 n/a -4,004 Ordinary -4,004 04/05/2026 n/a 152,855 Ordinary 152,855 04/05/2026 n/a -2,308 Ordinary -2,308 04/05/2026 n/a -729 Ordinary -729 04/05/2026 n/a 3,119 Ordinary 3,119 04/05/2026 n/a -104 Ordinary -104 04/05/2026 n/a 8,534 Ordinary 8,534 04/05/2026 n/a 5,514 Ordinary 5,514 04/05/2026 n/a 110,000 Ordinary 110,000 04/05/2026 n/a -281 Ordinary -281 04/05/2026 n/a -108 Ordinary -108 04/05/2026 n/a 1,558 Ordinary 1,558 04/05/2026 170.86 -6 Ordinary -6 04/05/2026 170.86 -89 Ordinary -89 04/05/2026 n/a 147 Ordinary 147 04/05/2026 n/a -247 Ordinary -247 04/05/2026 171.06 2,009 Ordinary 2,009 05/05/2026 n/a 1,458 Ordinary 1,458 05/05/2026 n/a 12,589 Ordinary 12,589 05/05/2026 n/a -49 Ordinary -49 05/05/2026 n/a -119 Ordinary -119 05/05/2026 n/a -26,000 Ordinary -26,000 05/05/2026 n/a 168 Ordinary 168 05/05/2026 n/a 146 Ordinary 146 STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 12 30-Jun-2026 05/05/2026 n/a 1,594 Ordinary 1,594 05/05/2026 n/a 4,321 Ordinary 4,321 05/05/2026 n/a 223 Ordinary 223 05/05/2026 n/a -2,599 Ordinary -2,599 05/05/2026 n/a 900 Ordinary 900 05/05/2026 n/a 2,230 Ordinary 2,230 05/05/2026 n/a -7,900 Ordinary -7,900 05/05/2026 n/a 1 Ordinary 1 05/05/2026 n/a 1 Ordinary 1 05/05/2026 170.68 -284 Ordinary -284 05/05/2026 170.68 754 Ordinary 754 05/05/2026 n/a 96 Ordinary 96 05/05/2026 n/a -211 Ordinary -211 05/05/2026 n/a -3,850 Ordinary -3,850 05/05/2026 170.68 773 Ordinary 773 05/05/2026 170.68 92 Ordinary 92 05/05/2026 170.00 325 Ordinary 325 06/05/2026 n/a 686 Ordinary 686 06/05/2026 n/a -1,514 Ordinary -1,514 06/05/2026 n/a 2,600 Ordinary 2,600 06/05/2026 n/a 3,406 Ordinary 3,406 06/05/2026 n/a 1,304 Ordinary 1,304 06/05/2026 n/a 104 Ordinary 104 06/05/2026 n/a 255 Ordinary 255 06/05/2026 n/a 1,259 Ordinary 1,259 06/05/2026 n/a -9,850 Ordinary -9,850 06/05/2026 n/a -58 Ordinary -58 06/05/2026 n/a -254 Ordinary -254 06/05/2026 n/a -187 Ordinary -187 06/05/2026 n/a 312 Ordinary 312 06/05/2026 n/a 14,058 Ordinary 14,058 06/05/2026 n/a 816 Ordinary 816 06/05/2026 n/a 442 Ordinary 442 06/05/2026 n/a -1 Ordinary -1 06/05/2026 n/a -1 Ordinary -1 06/05/2026 n/a 900 Ordinary 900 06/05/2026 n/a -187 Ordinary -187 06/05/2026 n/a 713 Ordinary 713 06/05/2026 n/a 782 Ordinary 782 06/05/2026 n/a 75 Ordinary 75 06/05/2026 174.60 330 Ordinary 330 06/05/2026 174.60 212 Ordinary 212 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend

604 Page 13 30-Jun-2026 06/05/2026 174.60 220 Ordinary 220 06/05/2026 174.60 79 Ordinary 79 06/05/2026 174.60 395 Ordinary 395 06/05/2026 174.60 529 Ordinary 529 06/05/2026 171.69 59 Ordinary 59 07/05/2026 180.24 767 Ordinary 767 07/05/2026 n/a 34,077 Ordinary 34,077 07/05/2026 n/a -49 Ordinary -49 07/05/2026 n/a -83 Ordinary -83 07/05/2026 n/a -537,907 Ordinary -537,907 07/05/2026 n/a 132 Ordinary 132 07/05/2026 n/a 1,650 Ordinary 1,650 07/05/2026 n/a 4,279 Ordinary 4,279 07/05/2026 n/a 81,841 Ordinary 81,841 07/05/2026 n/a 6,511 Ordinary 6,511 07/05/2026 n/a 716 Ordinary 716 07/05/2026 n/a 750 Ordinary 750 07/05/2026 n/a -323 Ordinary -323 07/05/2026 n/a 88 Ordinary 88 07/05/2026 n/a 323 Ordinary 323 07/05/2026 n/a 281 Ordinary 281 07/05/2026 n/a 108 Ordinary 108 07/05/2026 180.24 182 Ordinary 182 07/05/2026 180.24 60 Ordinary 60 07/05/2026 180.24 -158 Ordinary -158 07/05/2026 180.24 -472 Ordinary -472 07/05/2026 180.24 12 Ordinary 12 07/05/2026 n/a 553 Ordinary 553 07/05/2026 n/a 256 Ordinary 256 07/05/2026 n/a -821 Ordinary -821 07/05/2026 180.24 -224 Ordinary -224 07/05/2026 180.24 220 Ordinary 220 07/05/2026 180.24 220 Ordinary 220 07/05/2026 180.24 79 Ordinary 79 07/05/2026 180.24 92 Ordinary 92 07/05/2026 180.24 450 Ordinary 450 07/05/2026 180.24 66,345 Ordinary 66,345 07/05/2026 180.24 -2,462 Ordinary -2,462 08/05/2026 178.72 -584 Ordinary -584 08/05/2026 178.72 825 Ordinary 825 08/05/2026 178.72 -336 Ordinary -336 Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD.

604 Page 14 30-Jun-2026 08/05/2026 178.72 -1,266 Ordinary -1,266 08/05/2026 178.72 3,002 Ordinary 3,002 08/05/2026 n/a 35,803 Ordinary 35,803 08/05/2026 n/a -100 Ordinary -100 08/05/2026 n/a 2,038 Ordinary 2,038 08/05/2026 n/a -105 Ordinary -105 08/05/2026 n/a 100 Ordinary 100 08/05/2026 n/a 555 Ordinary 555 08/05/2026 n/a -125 Ordinary -125 08/05/2026 n/a -555 Ordinary -555 08/05/2026 n/a 230 Ordinary 230 08/05/2026 n/a 148,000 Ordinary 148,000 08/05/2026 178.72 -477 Ordinary -477 08/05/2026 n/a -3,550 Ordinary -3,550 08/05/2026 n/a -656 Ordinary -656 08/05/2026 178.72 1,100 Ordinary 1,100 08/05/2026 178.72 220 Ordinary 220 08/05/2026 178.72 550 Ordinary 550 08/05/2026 178.72 237 Ordinary 237 08/05/2026 178.72 79 Ordinary 79 08/05/2026 178.72 276 Ordinary 276 11/05/2026 181.07 2,917 Ordinary 2,917 11/05/2026 179.95 2,783 Ordinary 2,783 11/05/2026 179.79 2,750 Ordinary 2,750 11/05/2026 179.79 9,284 Ordinary 9,284 11/05/2026 n/a 743 Ordinary 743 11/05/2026 n/a 24,569 Ordinary 24,569 11/05/2026 n/a -78 Ordinary -78 11/05/2026 n/a 23,552 Ordinary 23,552 11/05/2026 n/a 78 Ordinary 78 11/05/2026 n/a -1,628 Ordinary -1,628 11/05/2026 n/a 28 Ordinary 28 11/05/2026 n/a -109 Ordinary -109 11/05/2026 n/a 392 Ordinary 392 11/05/2026 n/a 1,677 Ordinary 1,677 11/05/2026 n/a -453 Ordinary -453 11/05/2026 n/a 1,447 Ordinary 1,447 11/05/2026 179.79 305 Ordinary 305 11/05/2026 n/a -979 Ordinary -979 11/05/2026 n/a 979 Ordinary 979 11/05/2026 n/a -26,360 Ordinary -26,360 Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Borrow - for stock borrows Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 15 30-Jun-2026 11/05/2026 n/a 26,360 Ordinary 26,360 11/05/2026 179.79 162 Ordinary 162 11/05/2026 179.95 33 Ordinary 33 11/05/2026 181.07 800 Ordinary 800 11/05/2026 n/a -692 Ordinary -692 11/05/2026 n/a 692 Ordinary 692 11/05/2026 n/a -356 Ordinary -356 11/05/2026 n/a 356 Ordinary 356 11/05/2026 n/a -105 Ordinary -105 11/05/2026 n/a 105 Ordinary 105 11/05/2026 n/a -427 Ordinary -427 11/05/2026 n/a 427 Ordinary 427 11/05/2026 n/a 3,351 Ordinary 3,351 11/05/2026 n/a 1,182 Ordinary 1,182 11/05/2026 n/a -208 Ordinary -208 11/05/2026 n/a 208 Ordinary 208 11/05/2026 n/a -169 Ordinary -169 11/05/2026 n/a 169 Ordinary 169 11/05/2026 n/a -597 Ordinary -597 11/05/2026 n/a 597 Ordinary 597 11/05/2026 n/a -43,767 Ordinary -43,767 11/05/2026 n/a 43,767 Ordinary 43,767 11/05/2026 n/a -1,157 Ordinary -1,157 11/05/2026 n/a 1,129 Ordinary 1,129 11/05/2026 n/a -1,534 Ordinary -1,534 11/05/2026 n/a 1,534 Ordinary 1,534 11/05/2026 n/a -28,238 Ordinary -28,238 11/05/2026 n/a 28,238 Ordinary 28,238 11/05/2026 n/a -11,900 Ordinary -11,900 11/05/2026 n/a 10,577 Ordinary 10,577 11/05/2026 n/a -612 Ordinary -612 11/05/2026 n/a 612 Ordinary 612 11/05/2026 179.79 220 Ordinary 220 11/05/2026 179.79 228 Ordinary 228 12/05/2026 185.42 -337 Ordinary -337 12/05/2026 185.42 7,596 Ordinary 7,596 12/05/2026 183.03 -725 Ordinary -725 12/05/2026 n/a -225,000 Ordinary -225,000 12/05/2026 n/a 661 Ordinary 661 12/05/2026 n/a -70 Ordinary -70 12/05/2026 n/a 5,932 Ordinary 5,932 12/05/2026 n/a -6,654 Ordinary -6,654 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 16 30-Jun-2026 12/05/2026 n/a 3,825 Ordinary 3,825 12/05/2026 n/a 70 Ordinary 70 12/05/2026 n/a 254 Ordinary 254 12/05/2026 n/a 38 Ordinary 38 12/05/2026 n/a 626 Ordinary 626 12/05/2026 n/a 2,920 Ordinary 2,920 12/05/2026 n/a 12 Ordinary 12 12/05/2026 n/a 16,107 Ordinary 16,107 12/05/2026 n/a 52 Ordinary 52 12/05/2026 n/a 7,427 Ordinary 7,427 12/05/2026 n/a 194 Ordinary 194 12/05/2026 n/a 3,031 Ordinary 3,031 12/05/2026 n/a -130,000 Ordinary -130,000 12/05/2026 n/a -979 Ordinary -979 12/05/2026 n/a 979 Ordinary 979 12/05/2026 n/a -26,360 Ordinary -26,360 12/05/2026 n/a 19,706 Ordinary 19,706 12/05/2026 185.42 88 Ordinary 88 12/05/2026 185.42 -846 Ordinary -846 12/05/2026 185.42 1,767 Ordinary 1,767 12/05/2026 n/a -4,905 Ordinary -4,905 12/05/2026 n/a -1,749 Ordinary -1,749 12/05/2026 n/a -692 Ordinary -692 12/05/2026 n/a 692 Ordinary 692 12/05/2026 n/a -356 Ordinary -356 12/05/2026 n/a 356 Ordinary 356 12/05/2026 n/a -105 Ordinary -105 12/05/2026 n/a 105 Ordinary 105 12/05/2026 n/a -427 Ordinary -427 12/05/2026 n/a 427 Ordinary 427 12/05/2026 n/a -3,351 Ordinary -3,351 12/05/2026 n/a -1,182 Ordinary -1,182 12/05/2026 n/a 1,182 Ordinary 1,182 12/05/2026 n/a -208 Ordinary -208 12/05/2026 n/a 208 Ordinary 208 12/05/2026 n/a -169 Ordinary -169 12/05/2026 n/a 169 Ordinary 169 12/05/2026 n/a -597 Ordinary -597 12/05/2026 n/a 597 Ordinary 597 12/05/2026 n/a -43,767 Ordinary -43,767 12/05/2026 n/a 43,767 Ordinary 43,767 12/05/2026 n/a -1,129 Ordinary -1,129 Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Borrow - for stock borrows Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 17 30-Jun-2026 12/05/2026 n/a 1,024 Ordinary 1,024 12/05/2026 n/a -1,534 Ordinary -1,534 12/05/2026 n/a 1,534 Ordinary 1,534 12/05/2026 n/a -28,238 Ordinary -28,238 12/05/2026 n/a 28,238 Ordinary 28,238 12/05/2026 n/a -10,577 Ordinary -10,577 12/05/2026 n/a 10,577 Ordinary 10,577 12/05/2026 n/a -612 Ordinary -612 12/05/2026 n/a 612 Ordinary 612 12/05/2026 185.42 220 Ordinary 220 12/05/2026 185.42 158 Ordinary 158 12/05/2026 185.42 606 Ordinary 606 12/05/2026 183.03 45 Ordinary 45 12/05/2026 185.42 66,345 Ordinary 66,345 12/05/2026 185.42 846 Ordinary 846 13/05/2026 189.00 803 Ordinary 803 13/05/2026 n/a -459 Ordinary -459 13/05/2026 n/a -130 Ordinary -130 13/05/2026 n/a 844 Ordinary 844 13/05/2026 n/a 30 Ordinary 30 13/05/2026 n/a -385 Ordinary -385 13/05/2026 n/a -804 Ordinary -804 13/05/2026 n/a 91,000 Ordinary 91,000 13/05/2026 n/a 1,000 Ordinary 1,000 13/05/2026 n/a 904 Ordinary 904 13/05/2026 n/a -2,400 Ordinary -2,400 13/05/2026 n/a -4,279 Ordinary -4,279 13/05/2026 n/a -281 Ordinary -281 13/05/2026 n/a 18,000 Ordinary 18,000 13/05/2026 n/a -18,000 Ordinary -18,000 13/05/2026 189.00 -72 Ordinary -72 13/05/2026 n/a 1,125 Ordinary 1,125 13/05/2026 n/a -71 Ordinary -71 13/05/2026 189.00 660 Ordinary 660 13/05/2026 189.00 158 Ordinary 158 13/05/2026 189.00 27 Ordinary 27 13/05/2026 189.00 1,397 Ordinary 1,397 14/05/2026 191.97 -543 Ordinary -543 14/05/2026 191.97 1,925 Ordinary 1,925 14/05/2026 191.01 -3,543 Ordinary -3,543 14/05/2026 191.97 543 Ordinary 543 14/05/2026 190.08 360 Ordinary 360 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in

604 Page 18 30-Jun-2026 14/05/2026 n/a 11,450 Ordinary 11,450 14/05/2026 n/a -95 Ordinary -95 14/05/2026 n/a -1,000 Ordinary -1,000 14/05/2026 n/a 56,169 Ordinary 56,169 14/05/2026 n/a 19,249 Ordinary 19,249 14/05/2026 n/a -503 Ordinary -503 14/05/2026 n/a 4,279 Ordinary 4,279 14/05/2026 n/a 551 Ordinary 551 14/05/2026 n/a 219 Ordinary 219 14/05/2026 n/a 486 Ordinary 486 14/05/2026 n/a 294 Ordinary 294 14/05/2026 n/a 11,541 Ordinary 11,541 14/05/2026 n/a 425 Ordinary 425 14/05/2026 n/a 503 Ordinary 503 14/05/2026 n/a -17 Ordinary -17 14/05/2026 n/a 290 Ordinary 290 14/05/2026 n/a 281 Ordinary 281 14/05/2026 n/a 17 Ordinary 17 14/05/2026 n/a 3,315 Ordinary 3,315 14/05/2026 n/a -6,000 Ordinary -6,000 14/05/2026 n/a -979 Ordinary -979 14/05/2026 n/a 1,979 Ordinary 1,979 14/05/2026 n/a -19,706 Ordinary -19,706 14/05/2026 n/a 18,706 Ordinary 18,706 14/05/2026 191.97 -145 Ordinary -145 14/05/2026 191.97 1,272 Ordinary 1,272 14/05/2026 191.97 4,134 Ordinary 4,134 14/05/2026 n/a -692 Ordinary -692 14/05/2026 n/a 692 Ordinary 692 14/05/2026 n/a -356 Ordinary -356 14/05/2026 n/a 356 Ordinary 356 14/05/2026 n/a -105 Ordinary -105 14/05/2026 n/a 105 Ordinary 105 14/05/2026 n/a -427 Ordinary -427 14/05/2026 n/a 427 Ordinary 427 14/05/2026 n/a -1,125 Ordinary -1,125 14/05/2026 n/a -1,182 Ordinary -1,182 14/05/2026 n/a 1,182 Ordinary 1,182 14/05/2026 n/a -208 Ordinary -208 14/05/2026 n/a 208 Ordinary 208 14/05/2026 n/a -169 Ordinary -169 14/05/2026 n/a 169 Ordinary 169 STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 19 30-Jun-2026 14/05/2026 n/a -597 Ordinary -597 14/05/2026 n/a 597 Ordinary 597 14/05/2026 n/a -43,767 Ordinary -43,767 14/05/2026 n/a 43,767 Ordinary 43,767 14/05/2026 n/a -953 Ordinary -953 14/05/2026 n/a 1,230 Ordinary 1,230 14/05/2026 n/a -1,534 Ordinary -1,534 14/05/2026 n/a 1,534 Ordinary 1,534 14/05/2026 n/a -28,238 Ordinary -28,238 14/05/2026 n/a 28,238 Ordinary 28,238 14/05/2026 n/a -10,577 Ordinary -10,577 14/05/2026 n/a 10,577 Ordinary 10,577 14/05/2026 n/a -612 Ordinary -612 14/05/2026 n/a 612 Ordinary 612 14/05/2026 191.97 440 Ordinary 440 15/05/2026 185.75 -292 Ordinary -292 15/05/2026 185.75 2,992 Ordinary 2,992 15/05/2026 185.75 -3,429 Ordinary -3,429 15/05/2026 185.75 1,266 Ordinary 1,266 15/05/2026 n/a 11,495 Ordinary 11,495 15/05/2026 n/a -25,752 Ordinary -25,752 15/05/2026 n/a 51 Ordinary 51 15/05/2026 n/a -1,850 Ordinary -1,850 15/05/2026 n/a -51 Ordinary -51 15/05/2026 n/a -21,093 Ordinary -21,093 15/05/2026 n/a -1,979 Ordinary -1,979 15/05/2026 n/a 1,979 Ordinary 1,979 15/05/2026 n/a -18,706 Ordinary -18,706 15/05/2026 n/a 16,856 Ordinary 16,856 15/05/2026 185.75 95 Ordinary 95 15/05/2026 n/a -1,028 Ordinary -1,028 15/05/2026 n/a -822 Ordinary -822 15/05/2026 n/a -692 Ordinary -692 15/05/2026 n/a 692 Ordinary 692 15/05/2026 n/a -356 Ordinary -356 15/05/2026 n/a 356 Ordinary 356 15/05/2026 n/a -105 Ordinary -105 15/05/2026 n/a 105 Ordinary 105 15/05/2026 n/a 1,629 Ordinary 1,629 15/05/2026 n/a -427 Ordinary -427 15/05/2026 n/a 427 Ordinary 427 15/05/2026 n/a -1,182 Ordinary -1,182 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 20 30-Jun-2026 15/05/2026 n/a 1,182 Ordinary 1,182 15/05/2026 n/a -208 Ordinary -208 15/05/2026 n/a 208 Ordinary 208 15/05/2026 n/a -169 Ordinary -169 15/05/2026 n/a 169 Ordinary 169 15/05/2026 n/a -597 Ordinary -597 15/05/2026 n/a 597 Ordinary 597 15/05/2026 n/a -43,767 Ordinary -43,767 15/05/2026 n/a 37,257 Ordinary 37,257 15/05/2026 n/a -1,230 Ordinary -1,230 15/05/2026 n/a 356 Ordinary 356 15/05/2026 n/a -1,534 Ordinary -1,534 15/05/2026 n/a 1,534 Ordinary 1,534 15/05/2026 n/a -28,238 Ordinary -28,238 15/05/2026 n/a 28,238 Ordinary 28,238 15/05/2026 n/a -10,577 Ordinary -10,577 15/05/2026 n/a 10,577 Ordinary 10,577 15/05/2026 n/a -612 Ordinary -612 15/05/2026 n/a 612 Ordinary 612 15/05/2026 186.43 -1,323 Ordinary -1,323 15/05/2026 185.75 66,346 Ordinary 66,346 18/05/2026 179.01 2,889 Ordinary 2,889 18/05/2026 n/a 257 Ordinary 257 18/05/2026 n/a 5,931 Ordinary 5,931 18/05/2026 n/a -2,426 Ordinary -2,426 18/05/2026 n/a -688 Ordinary -688 18/05/2026 n/a 431 Ordinary 431 18/05/2026 n/a -12,000 Ordinary -12,000 18/05/2026 n/a -2,426 Ordinary -2,426 18/05/2026 181.41 -382 Ordinary -382 18/05/2026 n/a -85 Ordinary -85 18/05/2026 n/a -2,341 Ordinary -2,341 18/05/2026 n/a -37,257 Ordinary -37,257 18/05/2026 n/a -356 Ordinary -356 18/05/2026 179.01 360 Ordinary 360 18/05/2026 179.01 550 Ordinary 550 19/05/2026 178.66 3,499 Ordinary 3,499 19/05/2026 178.66 422 Ordinary 422 19/05/2026 178.66 844 Ordinary 844 19/05/2026 n/a 19,581 Ordinary 19,581 19/05/2026 n/a -3,846 Ordinary -3,846 Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 21 30-Jun-2026 19/05/2026 n/a -2,344 Ordinary -2,344 19/05/2026 n/a 2,344 Ordinary 2,344 19/05/2026 n/a -16 Ordinary -16 19/05/2026 n/a 747 Ordinary 747 19/05/2026 n/a -10,062 Ordinary -10,062 19/05/2026 n/a -3,006 Ordinary -3,006 19/05/2026 n/a -67,064 Ordinary -67,064 19/05/2026 n/a -574 Ordinary -574 19/05/2026 n/a -283 Ordinary -283 19/05/2026 n/a 662 Ordinary 662 19/05/2026 n/a -3,559 Ordinary -3,559 19/05/2026 n/a -1,000 Ordinary -1,000 19/05/2026 n/a -71,865 Ordinary -71,865 19/05/2026 n/a -3,969 Ordinary -3,969 19/05/2026 n/a -170 Ordinary -170 19/05/2026 n/a -94 Ordinary -94 19/05/2026 n/a -1,979 Ordinary -1,979 19/05/2026 n/a 979 Ordinary 979 19/05/2026 n/a -14,430 Ordinary -14,430 19/05/2026 n/a 10,584 Ordinary 10,584 19/05/2026 178.66 3,892 Ordinary 3,892 19/05/2026 n/a -3,501 Ordinary -3,501 19/05/2026 n/a -1,345 Ordinary -1,345 19/05/2026 n/a -692 Ordinary -692 19/05/2026 n/a 692 Ordinary 692 19/05/2026 n/a -356 Ordinary -356 19/05/2026 n/a 356 Ordinary 356 19/05/2026 n/a -105 Ordinary -105 19/05/2026 n/a 105 Ordinary 105 19/05/2026 n/a -1,629 Ordinary -1,629 19/05/2026 n/a 1,629 Ordinary 1,629 19/05/2026 n/a -427 Ordinary -427 19/05/2026 n/a 427 Ordinary 427 19/05/2026 n/a 8,995 Ordinary 8,995 19/05/2026 n/a -1,182 Ordinary -1,182 19/05/2026 n/a 1,182 Ordinary 1,182 19/05/2026 n/a -208 Ordinary -208 19/05/2026 n/a 208 Ordinary 208 19/05/2026 n/a -169 Ordinary -169 19/05/2026 n/a 169 Ordinary 169 19/05/2026 n/a -597 Ordinary -597 19/05/2026 n/a 597 Ordinary 597 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend

604 Page 22 30-Jun-2026 19/05/2026 n/a -1,534 Ordinary -1,534 19/05/2026 n/a 1,534 Ordinary 1,534 19/05/2026 n/a -28,238 Ordinary -28,238 19/05/2026 n/a 28,238 Ordinary 28,238 19/05/2026 n/a -10,577 Ordinary -10,577 19/05/2026 n/a 10,577 Ordinary 10,577 19/05/2026 n/a -612 Ordinary -612 19/05/2026 n/a 612 Ordinary 612 19/05/2026 178.66 119 Ordinary 119 19/05/2026 178.66 1,760 Ordinary 1,760 19/05/2026 178.66 220 Ordinary 220 19/05/2026 178.66 220 Ordinary 220 19/05/2026 178.66 330 Ordinary 330 19/05/2026 178.66 550 Ordinary 550 19/05/2026 178.66 158 Ordinary 158 20/05/2026 176.07 -185 Ordinary -185 20/05/2026 176.07 -387 Ordinary -387 20/05/2026 176.07 -88 Ordinary -88 20/05/2026 174.98 -16,719 Ordinary -16,719 20/05/2026 176.07 368 Ordinary 368 20/05/2026 176.07 2,760 Ordinary 2,760 20/05/2026 176.07 1,932 Ordinary 1,932 20/05/2026 n/a -10,743 Ordinary -10,743 20/05/2026 n/a -23,193 Ordinary -23,193 20/05/2026 n/a -39,327 Ordinary -39,327 20/05/2026 n/a 12,277 Ordinary 12,277 20/05/2026 n/a -24,248 Ordinary -24,248 20/05/2026 n/a -932 Ordinary -932 20/05/2026 n/a -1,081 Ordinary -1,081 20/05/2026 n/a 16 Ordinary 16 20/05/2026 n/a -7,633 Ordinary -7,633 20/05/2026 n/a 3,070 Ordinary 3,070 20/05/2026 n/a 455 Ordinary 455 20/05/2026 n/a 43 Ordinary 43 20/05/2026 n/a -4,433 Ordinary -4,433 20/05/2026 n/a -84 Ordinary -84 20/05/2026 n/a -43 Ordinary -43 20/05/2026 n/a 283 Ordinary 283 20/05/2026 n/a 455 Ordinary 455 20/05/2026 n/a 73 Ordinary 73 20/05/2026 n/a 90 Ordinary 90 20/05/2026 n/a -12,985 Ordinary -12,985 STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 23 30-Jun-2026 20/05/2026 n/a -14,378 Ordinary -14,378 20/05/2026 n/a 3,989 Ordinary 3,989 20/05/2026 n/a 10,152 Ordinary 10,152 20/05/2026 n/a -39,889 Ordinary -39,889 20/05/2026 n/a -20,030 Ordinary -20,030 20/05/2026 n/a -14,572 Ordinary -14,572 20/05/2026 n/a -1,355 Ordinary -1,355 20/05/2026 n/a -8,416 Ordinary -8,416 20/05/2026 n/a -56,870 Ordinary -56,870 20/05/2026 n/a -4,195 Ordinary -4,195 20/05/2026 n/a -93,159 Ordinary -93,159 20/05/2026 n/a -979 Ordinary -979 20/05/2026 n/a 979 Ordinary 979 20/05/2026 n/a -10,584 Ordinary -10,584 20/05/2026 n/a 9,652 Ordinary 9,652 20/05/2026 0.00 -344,726 Ordinary -344,726 20/05/2026 176.07 736 Ordinary 736 20/05/2026 176.07 185 Ordinary 185 20/05/2026 176.07 387 Ordinary 387 20/05/2026 176.07 88 Ordinary 88 20/05/2026 176.07 425,116 Ordinary 425,116 20/05/2026 176.07 -48 Ordinary -48 20/05/2026 174.98 -4,011 Ordinary -4,011 20/05/2026 174.98 -210 Ordinary -210 20/05/2026 174.98 -728 Ordinary -728 20/05/2026 174.98 -6,348 Ordinary -6,348 20/05/2026 n/a -600 Ordinary -600 20/05/2026 n/a -332 Ordinary -332 20/05/2026 n/a -692 Ordinary -692 20/05/2026 n/a 692 Ordinary 692 20/05/2026 n/a -356 Ordinary -356 20/05/2026 n/a 356 Ordinary 356 20/05/2026 n/a -105 Ordinary -105 20/05/2026 n/a 105 Ordinary 105 20/05/2026 n/a -1,629 Ordinary -1,629 20/05/2026 n/a 1,629 Ordinary 1,629 20/05/2026 n/a -427 Ordinary -427 20/05/2026 n/a 427 Ordinary 427 20/05/2026 n/a -8,995 Ordinary -8,995 20/05/2026 n/a 8,995 Ordinary 8,995 20/05/2026 n/a -1,182 Ordinary -1,182 Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 24 30-Jun-2026 20/05/2026 n/a 1,182 Ordinary 1,182 20/05/2026 n/a -208 Ordinary -208 20/05/2026 n/a 208 Ordinary 208 20/05/2026 n/a -169 Ordinary -169 20/05/2026 n/a 169 Ordinary 169 20/05/2026 n/a -597 Ordinary -597 20/05/2026 n/a 597 Ordinary 597 20/05/2026 n/a -1,534 Ordinary -1,534 20/05/2026 n/a 1,534 Ordinary 1,534 20/05/2026 n/a -28,238 Ordinary -28,238 20/05/2026 n/a 28,238 Ordinary 28,238 20/05/2026 n/a -10,577 Ordinary -10,577 20/05/2026 n/a 10,577 Ordinary 10,577 20/05/2026 n/a -612 Ordinary -612 20/05/2026 n/a 612 Ordinary 612 20/05/2026 176.07 220 Ordinary 220 20/05/2026 176.07 550 Ordinary 550 20/05/2026 176.07 110 Ordinary 110 20/05/2026 176.07 158 Ordinary 158 20/05/2026 176.07 200 Ordinary 200 20/05/2026 0.00 -1,028,040 Ordinary -1,028,040 21/05/2026 181.68 3,112 Ordinary 3,112 21/05/2026 181.68 -755 Ordinary -755 21/05/2026 181.68 -852 Ordinary -852 21/05/2026 181.68 -606 Ordinary -606 21/05/2026 181.68 -874 Ordinary -874 21/05/2026 181.68 844 Ordinary 844 21/05/2026 181.68 -2,992 Ordinary -2,992 21/05/2026 n/a -6,531 Ordinary -6,531 21/05/2026 n/a -246 Ordinary -246 21/05/2026 n/a 192 Ordinary 192 21/05/2026 n/a 12 Ordinary 12 21/05/2026 n/a 54 Ordinary 54 21/05/2026 n/a -368 Ordinary -368 21/05/2026 n/a -12 Ordinary -12 21/05/2026 n/a 368 Ordinary 368 21/05/2026 n/a -46 Ordinary -46 21/05/2026 n/a -25,086 Ordinary -25,086 21/05/2026 n/a 46 Ordinary 46 21/05/2026 n/a 8 Ordinary 8 21/05/2026 n/a 3 Ordinary 3 21/05/2026 n/a 48 Ordinary 48 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Collateral received Transfer in

604 Page 25 30-Jun-2026 21/05/2026 n/a 228 Ordinary 228 21/05/2026 n/a 162 Ordinary 162 21/05/2026 n/a 1 Ordinary 1 21/05/2026 181.68 -109 Ordinary -109 21/05/2026 181.68 440 Ordinary 440 21/05/2026 181.68 840 Ordinary 840 21/05/2026 179.39 54 Ordinary 54 22/05/2026 184.81 -703 Ordinary -703 22/05/2026 184.89 -137 Ordinary -137 22/05/2026 n/a -75,000 Ordinary -75,000 22/05/2026 n/a -208 Ordinary -208 22/05/2026 n/a 208 Ordinary 208 22/05/2026 n/a 931 Ordinary 931 22/05/2026 n/a 1 Ordinary 1 22/05/2026 n/a -1 Ordinary -1 22/05/2026 n/a -765 Ordinary -765 22/05/2026 n/a -931 Ordinary -931 22/05/2026 n/a 765 Ordinary 765 22/05/2026 n/a -79,224 Ordinary -79,224 22/05/2026 n/a -8 Ordinary -8 22/05/2026 n/a -3 Ordinary -3 22/05/2026 n/a -48 Ordinary -48 22/05/2026 n/a -228 Ordinary -228 22/05/2026 n/a -162 Ordinary -162 22/05/2026 n/a -1 Ordinary -1 22/05/2026 n/a -979 Ordinary -979 22/05/2026 n/a 979 Ordinary 979 22/05/2026 n/a -9,652 Ordinary -9,652 22/05/2026 n/a 9,652 Ordinary 9,652 22/05/2026 n/a -692 Ordinary -692 22/05/2026 n/a 692 Ordinary 692 22/05/2026 n/a -356 Ordinary -356 22/05/2026 n/a 356 Ordinary 356 22/05/2026 n/a -105 Ordinary -105 22/05/2026 n/a 105 Ordinary 105 22/05/2026 n/a -1,629 Ordinary -1,629 22/05/2026 n/a 1,629 Ordinary 1,629 22/05/2026 n/a -427 Ordinary -427 22/05/2026 n/a 427 Ordinary 427 22/05/2026 n/a -8,995 Ordinary -8,995 22/05/2026 n/a 8,995 Ordinary 8,995 22/05/2026 n/a -1,182 Ordinary -1,182 Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received

604 Page 26 30-Jun-2026 22/05/2026 n/a 1,182 Ordinary 1,182 22/05/2026 n/a -208 Ordinary -208 22/05/2026 n/a 208 Ordinary 208 22/05/2026 n/a -169 Ordinary -169 22/05/2026 n/a 169 Ordinary 169 22/05/2026 n/a -597 Ordinary -597 22/05/2026 n/a 597 Ordinary 597 22/05/2026 n/a -1,534 Ordinary -1,534 22/05/2026 n/a 1,534 Ordinary 1,534 22/05/2026 n/a -28,238 Ordinary -28,238 22/05/2026 n/a 28,238 Ordinary 28,238 22/05/2026 n/a -10,577 Ordinary -10,577 22/05/2026 n/a 10,577 Ordinary 10,577 22/05/2026 n/a -612 Ordinary -612 22/05/2026 n/a 612 Ordinary 612 22/05/2026 184.81 2,750 Ordinary 2,750 22/05/2026 184.81 220 Ordinary 220 22/05/2026 184.81 1,100 Ordinary 1,100 22/05/2026 184.81 110 Ordinary 110 22/05/2026 184.81 660 Ordinary 660 22/05/2026 184.81 158 Ordinary 158 25/05/2026 187.81 1,104 Ordinary 1,104 25/05/2026 n/a 50,000 Ordinary 50,000 25/05/2026 n/a -447 Ordinary -447 25/05/2026 n/a 447 Ordinary 447 25/05/2026 n/a -597 Ordinary -597 25/05/2026 n/a 150,000 Ordinary 150,000 25/05/2026 n/a 597 Ordinary 597 25/05/2026 n/a -3,789 Ordinary -3,789 25/05/2026 n/a 86,000 Ordinary 86,000 26/05/2026 188.31 1,380 Ordinary 1,380 26/05/2026 n/a 10,000 Ordinary 10,000 26/05/2026 n/a 6,000 Ordinary 6,000 26/05/2026 n/a 265,250 Ordinary 265,250 26/05/2026 n/a -5,950 Ordinary -5,950 26/05/2026 n/a 2,365 Ordinary 2,365 26/05/2026 n/a 7,671 Ordinary 7,671 26/05/2026 n/a -3,344 Ordinary -3,344 26/05/2026 n/a -1,029 Ordinary -1,029 26/05/2026 n/a -2,855 Ordinary -2,855 26/05/2026 n/a -1,110 Ordinary -1,110 26/05/2026 n/a 426 Ordinary 426 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received

604 Page 27 30-Jun-2026 26/05/2026 n/a 237,634 Ordinary 237,634 26/05/2026 n/a 490 Ordinary 490 26/05/2026 n/a 20,213 Ordinary 20,213 26/05/2026 n/a 14,572 Ordinary 14,572 26/05/2026 n/a 142,338 Ordinary 142,338 26/05/2026 n/a 588 Ordinary 588 26/05/2026 n/a 1,355 Ordinary 1,355 26/05/2026 n/a 1,110 Ordinary 1,110 26/05/2026 n/a 758,157 Ordinary 758,157 26/05/2026 n/a 68,743 Ordinary 68,743 26/05/2026 n/a 17,111 Ordinary 17,111 26/05/2026 n/a -1 Ordinary -1 26/05/2026 n/a 128,735 Ordinary 128,735 26/05/2026 n/a 9,554 Ordinary 9,554 26/05/2026 n/a 93,329 Ordinary 93,329 26/05/2026 n/a 603 Ordinary 603 26/05/2026 n/a -51,000 Ordinary -51,000 26/05/2026 n/a 6,308 Ordinary 6,308 26/05/2026 n/a -9,652 Ordinary -9,652 26/05/2026 188.31 -903 Ordinary -903 26/05/2026 188.31 -4,045 Ordinary -4,045 26/05/2026 188.31 13,581 Ordinary 13,581 26/05/2026 188.31 903 Ordinary 903 26/05/2026 188.31 60,876 Ordinary 60,876 26/05/2026 188.31 4,045 Ordinary 4,045 26/05/2026 n/a -3,344 Ordinary -3,344 26/05/2026 n/a 1,987 Ordinary 1,987 26/05/2026 188.31 115 Ordinary 115 26/05/2026 188.31 3,076 Ordinary 3,076 26/05/2026 188.31 -3,076 Ordinary -3,076 26/05/2026 188.31 -2,744 Ordinary -2,744 27/05/2026 188.22 160 Ordinary 160 27/05/2026 188.22 185 Ordinary 185 27/05/2026 188.22 6 Ordinary 6 27/05/2026 188.22 422 Ordinary 422 27/05/2026 188.22 1,688 Ordinary 1,688 27/05/2026 n/a 66,035 Ordinary 66,035 27/05/2026 n/a -6,000 Ordinary -6,000 27/05/2026 n/a -36,943 Ordinary -36,943 27/05/2026 n/a -2,350 Ordinary -2,350 27/05/2026 n/a -3,546 Ordinary -3,546 STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 28 30-Jun-2026 27/05/2026 n/a 201 Ordinary 201 27/05/2026 n/a -4,050 Ordinary -4,050 27/05/2026 n/a 8,304 Ordinary 8,304 27/05/2026 n/a -168 Ordinary -168 27/05/2026 n/a 60 Ordinary 60 27/05/2026 n/a 45 Ordinary 45 27/05/2026 n/a -1,179 Ordinary -1,179 27/05/2026 n/a 9,919 Ordinary 9,919 27/05/2026 n/a 502 Ordinary 502 27/05/2026 n/a -281 Ordinary -281 27/05/2026 n/a -288 Ordinary -288 27/05/2026 n/a 505 Ordinary 505 27/05/2026 n/a 319 Ordinary 319 27/05/2026 n/a 2,965 Ordinary 2,965 27/05/2026 n/a -3,221 Ordinary -3,221 27/05/2026 n/a -6,768 Ordinary -6,768 27/05/2026 n/a -3,770 Ordinary -3,770 27/05/2026 n/a 71 Ordinary 71 27/05/2026 n/a 107 Ordinary 107 27/05/2026 n/a 216 Ordinary 216 27/05/2026 n/a 36 Ordinary 36 27/05/2026 n/a 138 Ordinary 138 27/05/2026 n/a 11,600 Ordinary 11,600 27/05/2026 n/a 18 Ordinary 18 27/05/2026 n/a 617 Ordinary 617 27/05/2026 n/a 115 Ordinary 115 27/05/2026 n/a 300 Ordinary 300 27/05/2026 n/a 2 Ordinary 2 27/05/2026 n/a 1,638 Ordinary 1,638 27/05/2026 n/a 263 Ordinary 263 27/05/2026 n/a 2,163 Ordinary 2,163 27/05/2026 n/a 19 Ordinary 19 27/05/2026 n/a 559 Ordinary 559 27/05/2026 n/a 1,687 Ordinary 1,687 27/05/2026 n/a 2,275 Ordinary 2,275 27/05/2026 n/a 61,452 Ordinary 61,452 27/05/2026 n/a 5 Ordinary 5 27/05/2026 n/a 22 Ordinary 22 27/05/2026 n/a -35,000 Ordinary -35,000 27/05/2026 188.22 -160 Ordinary -160 27/05/2026 n/a -6,308 Ordinary -6,308 27/05/2026 n/a 6,308 Ordinary 6,308 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 29 30-Jun-2026 27/05/2026 188.22 -185 Ordinary -185 27/05/2026 188.22 1,045 Ordinary 1,045 27/05/2026 188.22 72 Ordinary 72 27/05/2026 n/a -11,135 Ordinary -11,135 27/05/2026 188.22 158 Ordinary 158 27/05/2026 188.22 92 Ordinary 92 27/05/2026 188.22 104 Ordinary 104 28/05/2026 183.46 184 Ordinary 184 28/05/2026 183.46 844 Ordinary 844 28/05/2026 n/a -977 Ordinary -977 28/05/2026 n/a -56 Ordinary -56 28/05/2026 n/a -603 Ordinary -603 28/05/2026 n/a -570 Ordinary -570 28/05/2026 n/a 43 Ordinary 43 28/05/2026 n/a 152 Ordinary 152 28/05/2026 n/a 2,724 Ordinary 2,724 28/05/2026 n/a -152 Ordinary -152 28/05/2026 n/a 800 Ordinary 800 28/05/2026 n/a 153 Ordinary 153 28/05/2026 n/a -37,803 Ordinary -37,803 28/05/2026 n/a 5,170 Ordinary 5,170 28/05/2026 n/a -30,138 Ordinary -30,138 28/05/2026 n/a -2,877 Ordinary -2,877 28/05/2026 n/a -43 Ordinary -43 28/05/2026 n/a -71 Ordinary -71 28/05/2026 n/a -107 Ordinary -107 28/05/2026 n/a -216 Ordinary -216 28/05/2026 n/a -36 Ordinary -36 28/05/2026 n/a -138 Ordinary -138 28/05/2026 n/a -11,600 Ordinary -11,600 28/05/2026 n/a -18 Ordinary -18 28/05/2026 n/a -617 Ordinary -617 28/05/2026 n/a -115 Ordinary -115 28/05/2026 n/a -300 Ordinary -300 28/05/2026 n/a -2 Ordinary -2 28/05/2026 n/a -1,638 Ordinary -1,638 28/05/2026 n/a -263 Ordinary -263 28/05/2026 n/a -2,163 Ordinary -2,163 28/05/2026 n/a -19 Ordinary -19 28/05/2026 n/a -559 Ordinary -559 28/05/2026 n/a -1,687 Ordinary -1,687 28/05/2026 n/a -2,275 Ordinary -2,275 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 30 30-Jun-2026 28/05/2026 n/a -61,452 Ordinary -61,452 28/05/2026 n/a -5 Ordinary -5 28/05/2026 n/a -22 Ordinary -22 28/05/2026 n/a 55,000 Ordinary 55,000 28/05/2026 186.66 143 Ordinary 143 28/05/2026 183.46 64,921 Ordinary 64,921 28/05/2026 n/a 2,292 Ordinary 2,292 28/05/2026 183.46 -228 Ordinary -228 28/05/2026 184.21 -261 Ordinary -261 29/05/2026 185.63 292 Ordinary 292 29/05/2026 185.63 1,113 Ordinary 1,113 29/05/2026 185.63 353 Ordinary 353 29/05/2026 185.63 525 Ordinary 525 29/05/2026 185.63 240 Ordinary 240 29/05/2026 185.63 339 Ordinary 339 29/05/2026 185.63 724 Ordinary 724 29/05/2026 185.63 -47 Ordinary -47 29/05/2026 185.63 249 Ordinary 249 29/05/2026 185.63 -263 Ordinary -263 29/05/2026 185.96 -14,972 Ordinary -14,972 29/05/2026 185.63 3,533 Ordinary 3,533 29/05/2026 185.63 123 Ordinary 123 29/05/2026 185.63 43 Ordinary 43 29/05/2026 185.63 319 Ordinary 319 29/05/2026 185.63 -328 Ordinary -328 29/05/2026 185.56 -2,541 Ordinary -2,541 29/05/2026 185.63 104 Ordinary 104 29/05/2026 185.63 615 Ordinary 615 29/05/2026 185.63 2,349 Ordinary 2,349 29/05/2026 185.63 616 Ordinary 616 29/05/2026 185.63 -260 Ordinary -260 29/05/2026 185.63 1,343 Ordinary 1,343 29/05/2026 185.63 5,127 Ordinary 5,127 29/05/2026 185.63 660 Ordinary 660 29/05/2026 185.63 2,517 Ordinary 2,517 29/05/2026 185.63 242 Ordinary 242 29/05/2026 185.63 924 Ordinary 924 29/05/2026 185.63 394 Ordinary 394 29/05/2026 185.63 1,504 Ordinary 1,504 29/05/2026 n/a 1,862 Ordinary 1,862 29/05/2026 n/a -3,362 Ordinary -3,362 29/05/2026 n/a 674 Ordinary 674 Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend

604 Page 31 30-Jun-2026 29/05/2026 n/a -199 Ordinary -199 29/05/2026 n/a 545 Ordinary 545 29/05/2026 n/a -145 Ordinary -145 29/05/2026 n/a 24,873 Ordinary 24,873 29/05/2026 n/a -726 Ordinary -726 29/05/2026 n/a 352 Ordinary 352 29/05/2026 n/a 103,633 Ordinary 103,633 29/05/2026 n/a -76,035 Ordinary -76,035 29/05/2026 n/a 964,465 Ordinary 964,465 29/05/2026 n/a 1,164 Ordinary 1,164 29/05/2026 n/a 615 Ordinary 615 29/05/2026 n/a -615 Ordinary -615 29/05/2026 n/a -590 Ordinary -590 29/05/2026 n/a 3,362 Ordinary 3,362 29/05/2026 n/a -230 Ordinary -230 29/05/2026 n/a 23,321 Ordinary 23,321 29/05/2026 n/a 202 Ordinary 202 29/05/2026 n/a 101 Ordinary 101 29/05/2026 n/a -150 Ordinary -150 29/05/2026 n/a -25,000 Ordinary -25,000 29/05/2026 185.91 -153 Ordinary -153 29/05/2026 n/a 5,693 Ordinary 5,693 29/05/2026 n/a -979 Ordinary -979 29/05/2026 n/a 1,779 Ordinary 1,779 29/05/2026 n/a -6,308 Ordinary -6,308 29/05/2026 185.63 -270 Ordinary -270 29/05/2026 185.63 -13 Ordinary -13 29/05/2026 185.63 -22 Ordinary -22 29/05/2026 185.80 -122 Ordinary -122 29/05/2026 185.63 1,115 Ordinary 1,115 29/05/2026 185.63 2,987 Ordinary 2,987 29/05/2026 185.63 783 Ordinary 783 29/05/2026 185.63 762 Ordinary 762 29/05/2026 185.63 2,910 Ordinary 2,910 29/05/2026 185.63 -50 Ordinary -50 29/05/2026 185.63 -183 Ordinary -183 29/05/2026 185.63 -353 Ordinary -353 29/05/2026 185.63 -211 Ordinary -211 29/05/2026 185.63 15,885 Ordinary 15,885 29/05/2026 185.63 251 Ordinary 251 29/05/2026 185.63 2,868 Ordinary 2,868 Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY

604 Page 32 30-Jun-2026 29/05/2026 185.63 663 Ordinary 663 29/05/2026 185.63 270 Ordinary 270 29/05/2026 185.63 3,561 Ordinary 3,561 29/05/2026 185.63 -613 Ordinary -613 29/05/2026 185.63 -1,117 Ordinary -1,117 29/05/2026 185.63 -210 Ordinary -210 29/05/2026 185.63 -451 Ordinary -451 29/05/2026 185.63 180 Ordinary 180 29/05/2026 185.63 687 Ordinary 687 29/05/2026 185.63 1,044 Ordinary 1,044 29/05/2026 185.63 3,987 Ordinary 3,987 29/05/2026 n/a 185 Ordinary 185 29/05/2026 185.63 -217 Ordinary -217 29/05/2026 n/a -692 Ordinary -692 29/05/2026 n/a 692 Ordinary 692 29/05/2026 n/a -356 Ordinary -356 29/05/2026 n/a 356 Ordinary 356 29/05/2026 n/a -105 Ordinary -105 29/05/2026 n/a 105 Ordinary 105 29/05/2026 n/a -1,629 Ordinary -1,629 29/05/2026 n/a 1,629 Ordinary 1,629 29/05/2026 n/a -427 Ordinary -427 29/05/2026 n/a 427 Ordinary 427 29/05/2026 n/a -1,987 Ordinary -1,987 29/05/2026 n/a 1,987 Ordinary 1,987 29/05/2026 n/a -2,292 Ordinary -2,292 29/05/2026 n/a -8,995 Ordinary -8,995 29/05/2026 n/a 8,995 Ordinary 8,995 29/05/2026 n/a -1,182 Ordinary -1,182 29/05/2026 n/a 1,182 Ordinary 1,182 29/05/2026 n/a -208 Ordinary -208 29/05/2026 n/a 208 Ordinary 208 29/05/2026 n/a -169 Ordinary -169 29/05/2026 n/a 169 Ordinary 169 29/05/2026 n/a -597 Ordinary -597 29/05/2026 n/a 597 Ordinary 597 29/05/2026 n/a -1,534 Ordinary -1,534 29/05/2026 n/a 1,129 Ordinary 1,129 29/05/2026 n/a -17,103 Ordinary -17,103 29/05/2026 n/a 17,103 Ordinary 17,103 29/05/2026 n/a -10,577 Ordinary -10,577 29/05/2026 n/a 10,577 Ordinary 10,577 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 33 30-Jun-2026 29/05/2026 n/a -612 Ordinary -612 29/05/2026 185.63 483 Ordinary 483 29/05/2026 185.63 329 Ordinary 329 29/05/2026 185.63 557 Ordinary 557 29/05/2026 185.63 43 Ordinary 43 29/05/2026 185.63 -136 Ordinary -136 29/05/2026 185.63 134 Ordinary 134 29/05/2026 185.63 -762 Ordinary -762 29/05/2026 185.63 -660 Ordinary -660 29/05/2026 185.63 -663 Ordinary -663 29/05/2026 185.63 -180 Ordinary -180 29/05/2026 185.63 -1,343 Ordinary -1,343 29/05/2026 185.63 -1,044 Ordinary -1,044 29/05/2026 185.63 -615 Ordinary -615 29/05/2026 185.63 -292 Ordinary -292 29/05/2026 185.63 -783 Ordinary -783 29/05/2026 185.63 -394 Ordinary -394 29/05/2026 185.63 -423 Ordinary -423 29/05/2026 185.63 -242 Ordinary -242 29/05/2026 185.63 243 Ordinary 243 29/05/2026 185.63 275 Ordinary 275 29/05/2026 185.63 185 Ordinary 185 29/05/2026 185.63 -298 Ordinary -298 29/05/2026 185.63 215 Ordinary 215 29/05/2026 186.01 962 Ordinary 962 29/05/2026 186.01 1,616 Ordinary 1,616 29/05/2026 185.63 423 Ordinary 423 29/05/2026 185.63 1,387 Ordinary 1,387 01/06/2026 188.51 940 Ordinary 940 01/06/2026 188.51 121 Ordinary 121 01/06/2026 188.51 1,104 Ordinary 1,104 01/06/2026 188.51 -337 Ordinary -337 01/06/2026 n/a -14,980 Ordinary -14,980 01/06/2026 n/a -5,239 Ordinary -5,239 01/06/2026 n/a -1,086 Ordinary -1,086 01/06/2026 n/a 278 Ordinary 278 01/06/2026 n/a 29,657 Ordinary 29,657 01/06/2026 n/a 394 Ordinary 394 01/06/2026 n/a 599 Ordinary 599 01/06/2026 n/a 3,956 Ordinary 3,956 01/06/2026 n/a 87 Ordinary 87 Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 34 30-Jun-2026 01/06/2026 n/a -1,377 Ordinary -1,377 01/06/2026 n/a 53 Ordinary 53 01/06/2026 n/a -40,356 Ordinary -40,356 01/06/2026 n/a -385 Ordinary -385 01/06/2026 n/a 798 Ordinary 798 01/06/2026 n/a -447 Ordinary -447 01/06/2026 n/a -583 Ordinary -583 01/06/2026 n/a -8,093 Ordinary -8,093 01/06/2026 n/a 778 Ordinary 778 01/06/2026 n/a 288 Ordinary 288 01/06/2026 n/a 20 Ordinary 20 01/06/2026 n/a 1,866 Ordinary 1,866 01/06/2026 n/a 18,792 Ordinary 18,792 01/06/2026 n/a 1 Ordinary 1 01/06/2026 n/a 1 Ordinary 1 01/06/2026 n/a -30,000 Ordinary -30,000 01/06/2026 n/a -5,693 Ordinary -5,693 01/06/2026 n/a 1,779 Ordinary 1,779 01/06/2026 n/a -1,779 Ordinary -1,779 01/06/2026 n/a 5,693 Ordinary 5,693 01/06/2026 188.51 -940 Ordinary -940 01/06/2026 188.51 -7,517 Ordinary -7,517 01/06/2026 188.51 466 Ordinary 466 01/06/2026 188.51 -828 Ordinary -828 01/06/2026 n/a 692 Ordinary 692 01/06/2026 n/a -692 Ordinary -692 01/06/2026 n/a 356 Ordinary 356 01/06/2026 n/a -356 Ordinary -356 01/06/2026 n/a 105 Ordinary 105 01/06/2026 n/a -105 Ordinary -105 01/06/2026 n/a 1,629 Ordinary 1,629 01/06/2026 n/a -1,629 Ordinary -1,629 01/06/2026 n/a 427 Ordinary 427 01/06/2026 n/a -427 Ordinary -427 01/06/2026 n/a 1,987 Ordinary 1,987 01/06/2026 n/a -1,987 Ordinary -1,987 01/06/2026 n/a 2,780 Ordinary 2,780 01/06/2026 n/a 8,995 Ordinary 8,995 01/06/2026 n/a -8,995 Ordinary -8,995 01/06/2026 n/a 1,182 Ordinary 1,182 01/06/2026 n/a -1,182 Ordinary -1,182 01/06/2026 n/a 208 Ordinary 208 STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 35 30-Jun-2026 01/06/2026 n/a -208 Ordinary -208 01/06/2026 n/a 169 Ordinary 169 01/06/2026 n/a -169 Ordinary -169 01/06/2026 n/a 597 Ordinary 597 01/06/2026 n/a -597 Ordinary -597 01/06/2026 n/a 37,257 Ordinary 37,257 01/06/2026 n/a 766 Ordinary 766 01/06/2026 n/a 1,040 Ordinary 1,040 01/06/2026 n/a -1,129 Ordinary -1,129 01/06/2026 n/a 17,103 Ordinary 17,103 01/06/2026 n/a -17,103 Ordinary -17,103 01/06/2026 n/a 10,577 Ordinary 10,577 01/06/2026 n/a -10,577 Ordinary -10,577 01/06/2026 0.00 -73,853 Ordinary -73,853 01/06/2026 188.51 115 Ordinary 115 01/06/2026 188.51 92 Ordinary 92 02/06/2026 190.00 396 Ordinary 396 02/06/2026 191.37 4,135 Ordinary 4,135 02/06/2026 191.37 20,187 Ordinary 20,187 02/06/2026 191.37 -1,266 Ordinary -1,266 02/06/2026 191.37 150 Ordinary 150 02/06/2026 191.15 -897 Ordinary -897 02/06/2026 n/a -24,569 Ordinary -24,569 02/06/2026 n/a -1,638 Ordinary -1,638 02/06/2026 n/a -635 Ordinary -635 02/06/2026 n/a -580 Ordinary -580 02/06/2026 n/a -12,694 Ordinary -12,694 02/06/2026 n/a -24,873 Ordinary -24,873 02/06/2026 n/a -699 Ordinary -699 02/06/2026 n/a -5,749 Ordinary -5,749 02/06/2026 n/a -320 Ordinary -320 02/06/2026 n/a -16,001 Ordinary -16,001 02/06/2026 n/a -229 Ordinary -229 02/06/2026 n/a -18,139 Ordinary -18,139 02/06/2026 n/a -13,709 Ordinary -13,709 02/06/2026 n/a 155 Ordinary 155 02/06/2026 n/a -98,579 Ordinary -98,579 02/06/2026 n/a -188,542 Ordinary -188,542 02/06/2026 n/a 237 Ordinary 237 02/06/2026 n/a -633 Ordinary -633 02/06/2026 n/a -140,418 Ordinary -140,418 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 36 30-Jun-2026 02/06/2026 n/a -1,679 Ordinary -1,679 02/06/2026 n/a -6,199 Ordinary -6,199 02/06/2026 n/a 261 Ordinary 261 02/06/2026 n/a -786 Ordinary -786 02/06/2026 n/a -5,136 Ordinary -5,136 02/06/2026 n/a 74 Ordinary 74 02/06/2026 n/a 135 Ordinary 135 02/06/2026 n/a 786 Ordinary 786 02/06/2026 n/a -1 Ordinary -1 02/06/2026 n/a -1 Ordinary -1 02/06/2026 n/a 2,000 Ordinary 2,000 02/06/2026 n/a 28 Ordinary 28 02/06/2026 n/a 3,722 Ordinary 3,722 02/06/2026 n/a 617 Ordinary 617 02/06/2026 n/a 539 Ordinary 539 02/06/2026 n/a 95 Ordinary 95 02/06/2026 190.00 3,532 Ordinary 3,532 02/06/2026 191.37 -163 Ordinary -163 02/06/2026 191.37 -958 Ordinary -958 02/06/2026 n/a 599 Ordinary 599 02/06/2026 n/a -44 Ordinary -44 02/06/2026 n/a 494 Ordinary 494 02/06/2026 191.37 243 Ordinary 243 02/06/2026 191.37 324 Ordinary 324 02/06/2026 191.37 162 Ordinary 162 02/06/2026 191.37 81 Ordinary 81 02/06/2026 190.00 1,660 Ordinary 1,660 03/06/2026 194.47 -1,266 Ordinary -1,266 03/06/2026 194.47 -2,544 Ordinary -2,544 03/06/2026 194.47 -859 Ordinary -859 03/06/2026 n/a -1,126 Ordinary -1,126 03/06/2026 n/a 3,671 Ordinary 3,671 03/06/2026 n/a 104 Ordinary 104 03/06/2026 n/a -20,322 Ordinary -20,322 03/06/2026 n/a 427 Ordinary 427 03/06/2026 n/a 1,263 Ordinary 1,263 03/06/2026 n/a 242 Ordinary 242 03/06/2026 n/a -13,238 Ordinary -13,238 03/06/2026 n/a 699 Ordinary 699 03/06/2026 n/a 3,289 Ordinary 3,289 03/06/2026 n/a 5,645 Ordinary 5,645 03/06/2026 n/a 3,362 Ordinary 3,362STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED

604 Page 37 30-Jun-2026 03/06/2026 n/a -18,792 Ordinary -18,792 03/06/2026 n/a 9 Ordinary 9 03/06/2026 n/a -117,025 Ordinary -117,025 03/06/2026 n/a -10,097 Ordinary -10,097 03/06/2026 n/a -19,360 Ordinary -19,360 03/06/2026 n/a -16,059 Ordinary -16,059 03/06/2026 n/a 891 Ordinary 891 03/06/2026 n/a 703 Ordinary 703 03/06/2026 n/a 3,162 Ordinary 3,162 03/06/2026 n/a 7,074 Ordinary 7,074 03/06/2026 n/a 9,715 Ordinary 9,715 03/06/2026 n/a -3,289 Ordinary -3,289 03/06/2026 n/a -104 Ordinary -104 03/06/2026 n/a -50,000 Ordinary -50,000 03/06/2026 n/a -49,092 Ordinary -49,092 03/06/2026 n/a -2,000 Ordinary -2,000 03/06/2026 n/a -28 Ordinary -28 03/06/2026 n/a -3,722 Ordinary -3,722 03/06/2026 n/a -617 Ordinary -617 03/06/2026 n/a -539 Ordinary -539 03/06/2026 n/a -95 Ordinary -95 03/06/2026 n/a -1,779 Ordinary -1,779 03/06/2026 n/a 1,779 Ordinary 1,779 03/06/2026 n/a -5,693 Ordinary -5,693 03/06/2026 n/a 5,693 Ordinary 5,693 03/06/2026 194.89 724 Ordinary 724 03/06/2026 194.47 -99 Ordinary -99 03/06/2026 n/a -692 Ordinary -692 03/06/2026 n/a 692 Ordinary 692 03/06/2026 n/a -356 Ordinary -356 03/06/2026 n/a 356 Ordinary 356 03/06/2026 n/a -105 Ordinary -105 03/06/2026 n/a 105 Ordinary 105 03/06/2026 n/a -1,629 Ordinary -1,629 03/06/2026 n/a 1,629 Ordinary 1,629 03/06/2026 n/a -427 Ordinary -427 03/06/2026 n/a 427 Ordinary 427 03/06/2026 n/a -1,987 Ordinary -1,987 03/06/2026 n/a 1,987 Ordinary 1,987 03/06/2026 n/a -3,379 Ordinary -3,379 03/06/2026 n/a 3,379 Ordinary 3,379 03/06/2026 n/a -8,995 Ordinary -8,995 Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 38 30-Jun-2026 03/06/2026 n/a 8,995 Ordinary 8,995 03/06/2026 n/a -1,182 Ordinary -1,182 03/06/2026 n/a 1,182 Ordinary 1,182 03/06/2026 n/a -208 Ordinary -208 03/06/2026 n/a 208 Ordinary 208 03/06/2026 n/a -169 Ordinary -169 03/06/2026 n/a 169 Ordinary 169 03/06/2026 n/a -597 Ordinary -597 03/06/2026 n/a 597 Ordinary 597 03/06/2026 n/a -37,257 Ordinary -37,257 03/06/2026 n/a 37,257 Ordinary 37,257 03/06/2026 n/a -722 Ordinary -722 03/06/2026 n/a 824 Ordinary 824 03/06/2026 n/a -1,534 Ordinary -1,534 03/06/2026 n/a 1,534 Ordinary 1,534 03/06/2026 n/a -17,103 Ordinary -17,103 03/06/2026 n/a 17,103 Ordinary 17,103 03/06/2026 n/a -10,577 Ordinary -10,577 03/06/2026 n/a 10,577 Ordinary 10,577 03/06/2026 194.47 162 Ordinary 162 03/06/2026 194.47 78 Ordinary 78 03/06/2026 194.47 96 Ordinary 96 03/06/2026 194.47 96 Ordinary 96 03/06/2026 194.47 -668,644 Ordinary -668,644 03/06/2026 194.47 2,544 Ordinary 2,544 04/06/2026 187.97 954 Ordinary 954 04/06/2026 188.08 1,764 Ordinary 1,764 04/06/2026 188.08 361 Ordinary 361 04/06/2026 188.08 153 Ordinary 153 04/06/2026 n/a -383 Ordinary -383 04/06/2026 n/a -2,444 Ordinary -2,444 04/06/2026 n/a -150 Ordinary -150 04/06/2026 n/a -162 Ordinary -162 04/06/2026 n/a -9,687 Ordinary -9,687 04/06/2026 n/a -49,230 Ordinary -49,230 04/06/2026 n/a -16 Ordinary -16 04/06/2026 n/a -11,417 Ordinary -11,417 04/06/2026 n/a 815 Ordinary 815 04/06/2026 n/a 148 Ordinary 148 04/06/2026 n/a -118,031 Ordinary -118,031 04/06/2026 n/a 2,203 Ordinary 2,203 04/06/2026 n/a 68,444 Ordinary 68,444 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 39 30-Jun-2026 04/06/2026 n/a 920 Ordinary 920 04/06/2026 n/a 16,961 Ordinary 16,961 04/06/2026 n/a -94 Ordinary -94 04/06/2026 n/a 1,652 Ordinary 1,652 04/06/2026 n/a 2,449 Ordinary 2,449 04/06/2026 n/a 4,447 Ordinary 4,447 04/06/2026 n/a 9,687 Ordinary 9,687 04/06/2026 n/a 19,317 Ordinary 19,317 04/06/2026 n/a 94 Ordinary 94 04/06/2026 n/a 44 Ordinary 44 04/06/2026 n/a 3,993 Ordinary 3,993 04/06/2026 n/a 90,020 Ordinary 90,020 04/06/2026 n/a -3,083 Ordinary -3,083 04/06/2026 n/a -148 Ordinary -148 04/06/2026 n/a 162 Ordinary 162 04/06/2026 n/a 17 Ordinary 17 04/06/2026 n/a 6 Ordinary 6 04/06/2026 n/a 334 Ordinary 334 04/06/2026 n/a 10 Ordinary 10 04/06/2026 n/a 228 Ordinary 228 04/06/2026 n/a 150 Ordinary 150 04/06/2026 n/a 4 Ordinary 4 04/06/2026 n/a 4 Ordinary 4 04/06/2026 n/a 7 Ordinary 7 04/06/2026 n/a 5 Ordinary 5 04/06/2026 n/a 94,000 Ordinary 94,000 04/06/2026 n/a 11 Ordinary 11 04/06/2026 n/a 84 Ordinary 84 04/06/2026 n/a 237 Ordinary 237 04/06/2026 n/a 1,122 Ordinary 1,122 04/06/2026 n/a 38 Ordinary 38 04/06/2026 n/a 83 Ordinary 83 04/06/2026 n/a 311 Ordinary 311 04/06/2026 n/a 612 Ordinary 612 04/06/2026 188.08 -1,764 Ordinary -1,764 04/06/2026 188.01 -6,639 Ordinary -6,639 04/06/2026 188.08 2,475 Ordinary 2,475 04/06/2026 188.08 68 Ordinary 68 04/06/2026 n/a 6,418 Ordinary 6,418 04/06/2026 n/a -560 Ordinary -560 04/06/2026 n/a 1,678 Ordinary 1,678 04/06/2026 n/a 281 Ordinary 281 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received

604 Page 40 30-Jun-2026 04/06/2026 n/a -118 Ordinary -118 04/06/2026 n/a -1,534 Ordinary -1,534 04/06/2026 n/a 583 Ordinary 583 04/06/2026 188.08 -361 Ordinary -361 04/06/2026 188.01 -1,357 Ordinary -1,357 04/06/2026 188.08 -153 Ordinary -153 04/06/2026 187.73 -574 Ordinary -574 04/06/2026 188.08 69 Ordinary 69 05/06/2026 184.58 -1,593 Ordinary -1,593 05/06/2026 184.74 -15,718 Ordinary -15,718 05/06/2026 184.58 1,104 Ordinary 1,104 05/06/2026 184.58 1,688 Ordinary 1,688 05/06/2026 n/a -14,572 Ordinary -14,572 05/06/2026 n/a -5,891 Ordinary -5,891 05/06/2026 n/a -7,671 Ordinary -7,671 05/06/2026 n/a -27 Ordinary -27 05/06/2026 n/a -3,881 Ordinary -3,881 05/06/2026 n/a -24,626 Ordinary -24,626 05/06/2026 n/a 826 Ordinary 826 05/06/2026 n/a 32,243 Ordinary 32,243 05/06/2026 n/a -383 Ordinary -383 05/06/2026 n/a -73 Ordinary -73 05/06/2026 n/a 16 Ordinary 16 05/06/2026 n/a -3,438 Ordinary -3,438 05/06/2026 n/a -6,993 Ordinary -6,993 05/06/2026 n/a -28,654 Ordinary -28,654 05/06/2026 n/a 3,598 Ordinary 3,598 05/06/2026 n/a 1,211 Ordinary 1,211 05/06/2026 n/a 4,320 Ordinary 4,320 05/06/2026 n/a 3,266 Ordinary 3,266 05/06/2026 n/a 4,028 Ordinary 4,028 05/06/2026 n/a -10,000 Ordinary -10,000 05/06/2026 n/a 73 Ordinary 73 05/06/2026 n/a 2,965 Ordinary 2,965 05/06/2026 n/a -7 Ordinary -7 05/06/2026 n/a -5 Ordinary -5 05/06/2026 n/a -80,000 Ordinary -80,000 05/06/2026 n/a -11 Ordinary -11 05/06/2026 n/a -84 Ordinary -84 05/06/2026 n/a -236 Ordinary -236 05/06/2026 n/a -1,120 Ordinary -1,120 05/06/2026 n/a -38 Ordinary -38 STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 41 30-Jun-2026 05/06/2026 n/a -82 Ordinary -82 05/06/2026 n/a -311 Ordinary -311 05/06/2026 n/a -611 Ordinary -611 05/06/2026 n/a -17 Ordinary -17 05/06/2026 n/a -6 Ordinary -6 05/06/2026 n/a -333 Ordinary -333 05/06/2026 n/a -10 Ordinary -10 05/06/2026 n/a -228 Ordinary -228 05/06/2026 n/a -149 Ordinary -149 05/06/2026 n/a 61,452 Ordinary 61,452 05/06/2026 n/a -4 Ordinary -4 05/06/2026 n/a -4 Ordinary -4 05/06/2026 n/a -1,779 Ordinary -1,779 05/06/2026 n/a 1,779 Ordinary 1,779 05/06/2026 n/a -5,693 Ordinary -5,693 05/06/2026 n/a 5,693 Ordinary 5,693 05/06/2026 184.58 -4,716 Ordinary -4,716 05/06/2026 186.05 91 Ordinary 91 05/06/2026 184.58 20 Ordinary 20 05/06/2026 184.74 -3,759 Ordinary -3,759 05/06/2026 184.74 -191 Ordinary -191 05/06/2026 184.74 -683 Ordinary -683 05/06/2026 n/a -692 Ordinary -692 05/06/2026 n/a 692 Ordinary 692 05/06/2026 n/a -356 Ordinary -356 05/06/2026 n/a 356 Ordinary 356 05/06/2026 n/a -105 Ordinary -105 05/06/2026 n/a 105 Ordinary 105 05/06/2026 n/a -1,629 Ordinary -1,629 05/06/2026 n/a 1,629 Ordinary 1,629 05/06/2026 n/a -6,418 Ordinary -6,418 05/06/2026 n/a -427 Ordinary -427 05/06/2026 n/a 427 Ordinary 427 05/06/2026 n/a -1,987 Ordinary -1,987 05/06/2026 n/a 1,987 Ordinary 1,987 05/06/2026 n/a -2,819 Ordinary -2,819 05/06/2026 n/a 3,379 Ordinary 3,379 05/06/2026 n/a -8,995 Ordinary -8,995 05/06/2026 n/a 8,995 Ordinary 8,995 05/06/2026 n/a -1,182 Ordinary -1,182 05/06/2026 n/a 1,182 Ordinary 1,182 05/06/2026 n/a -1,886 Ordinary -1,886 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 42 30-Jun-2026 05/06/2026 n/a 1,886 Ordinary 1,886 05/06/2026 n/a -169 Ordinary -169 05/06/2026 n/a 169 Ordinary 169 05/06/2026 n/a -597 Ordinary -597 05/06/2026 n/a 597 Ordinary 597 05/06/2026 n/a -281 Ordinary -281 05/06/2026 n/a 281 Ordinary 281 05/06/2026 n/a -37,257 Ordinary -37,257 05/06/2026 n/a -706 Ordinary -706 05/06/2026 n/a -17,103 Ordinary -17,103 05/06/2026 n/a 17,103 Ordinary 17,103 05/06/2026 n/a -583 Ordinary -583 05/06/2026 n/a 583 Ordinary 583 05/06/2026 n/a -10,577 Ordinary -10,577 05/06/2026 n/a 10,577 Ordinary 10,577 05/06/2026 184.58 243 Ordinary 243 05/06/2026 184.58 27 Ordinary 27 05/06/2026 186.05 74 Ordinary 74 08/06/2026 n/a -741 Ordinary -741 08/06/2026 n/a 558 Ordinary 558 08/06/2026 n/a -2,652 Ordinary -2,652 08/06/2026 n/a 10,917 Ordinary 10,917 08/06/2026 n/a 2,749 Ordinary 2,749 08/06/2026 n/a 3,393 Ordinary 3,393 08/06/2026 n/a -2 Ordinary -2 08/06/2026 n/a -1 Ordinary -1 08/06/2026 n/a -1 Ordinary -1 08/06/2026 n/a -1 Ordinary -1 08/06/2026 n/a 1,779 Ordinary 1,779 08/06/2026 n/a -1,779 Ordinary -1,779 08/06/2026 n/a -3,379 Ordinary -3,379 08/06/2026 179.44 115 Ordinary 115 08/06/2026 179.44 92 Ordinary 92 09/06/2026 181.23 134 Ordinary 134 09/06/2026 179.44 -576 Ordinary -576 09/06/2026 181.23 7,381 Ordinary 7,381 09/06/2026 181.23 1,688 Ordinary 1,688 09/06/2026 181.23 2,532 Ordinary 2,532 09/06/2026 181.23 -1,066 Ordinary -1,066 09/06/2026 n/a -1 Ordinary -1 09/06/2026 n/a -179 Ordinary -179 09/06/2026 n/a 34,935 Ordinary 34,935 Collateral received Collateral received Lend - for stock lend Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Lend - for stock lend Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 43 30-Jun-2026 09/06/2026 n/a -2,586 Ordinary -2,586 09/06/2026 n/a -5,433 Ordinary -5,433 09/06/2026 n/a -2,749 Ordinary -2,749 09/06/2026 n/a -151 Ordinary -151 09/06/2026 n/a -572 Ordinary -572 09/06/2026 n/a 55 Ordinary 55 09/06/2026 n/a -2,660 Ordinary -2,660 09/06/2026 n/a 5,312 Ordinary 5,312 09/06/2026 n/a 635 Ordinary 635 09/06/2026 n/a -96 Ordinary -96 09/06/2026 n/a 84 Ordinary 84 09/06/2026 n/a 1 Ordinary 1 09/06/2026 n/a 151 Ordinary 151 09/06/2026 n/a 1,824 Ordinary 1,824 09/06/2026 n/a 294 Ordinary 294 09/06/2026 n/a -574 Ordinary -574 09/06/2026 n/a 182 Ordinary 182 09/06/2026 n/a 64 Ordinary 64 09/06/2026 n/a 162 Ordinary 162 09/06/2026 n/a 2,579 Ordinary 2,579 09/06/2026 n/a -308 Ordinary -308 09/06/2026 n/a -31 Ordinary -31 09/06/2026 n/a 247 Ordinary 247 09/06/2026 n/a -171 Ordinary -171 09/06/2026 n/a -5,000 Ordinary -5,000 09/06/2026 179.44 160 Ordinary 160 09/06/2026 n/a 2,749 Ordinary 2,749 09/06/2026 n/a 2,944 Ordinary 2,944 09/06/2026 n/a -5,693 Ordinary -5,693 09/06/2026 181.23 1,808 Ordinary 1,808 09/06/2026 181.23 86 Ordinary 86 09/06/2026 181.23 320 Ordinary 320 09/06/2026 n/a 1,960 Ordinary 1,960 09/06/2026 181.23 -386 Ordinary -386 09/06/2026 181.23 -8 Ordinary -8 09/06/2026 181.23 81 Ordinary 81 09/06/2026 181.23 162 Ordinary 162 09/06/2026 181.23 162 Ordinary 162 09/06/2026 181.23 162 Ordinary 162 09/06/2026 181.23 162 Ordinary 162 09/06/2026 181.23 -604 Ordinary -604 09/06/2026 179.44 310 Ordinary 310 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 44 30-Jun-2026 09/06/2026 181.23 386 Ordinary 386 10/06/2026 179.44 -71 Ordinary -71 10/06/2026 179.44 1,104 Ordinary 1,104 10/06/2026 179.44 422 Ordinary 422 10/06/2026 179.44 1,266 Ordinary 1,266 10/06/2026 179.44 844 Ordinary 844 10/06/2026 n/a -17,410 Ordinary -17,410 10/06/2026 n/a -23 Ordinary -23 10/06/2026 n/a -698 Ordinary -698 10/06/2026 n/a 395 Ordinary 395 10/06/2026 n/a 55 Ordinary 55 10/06/2026 n/a -55 Ordinary -55 10/06/2026 n/a 1,890 Ordinary 1,890 10/06/2026 n/a -491 Ordinary -491 10/06/2026 n/a -40 Ordinary -40 10/06/2026 n/a 308 Ordinary 308 10/06/2026 n/a 231 Ordinary 231 10/06/2026 n/a 2,370 Ordinary 2,370 10/06/2026 n/a -307 Ordinary -307 10/06/2026 n/a 338 Ordinary 338 10/06/2026 n/a 40 Ordinary 40 10/06/2026 n/a -1,312 Ordinary -1,312 10/06/2026 n/a -395 Ordinary -395 10/06/2026 n/a -1 Ordinary -1 10/06/2026 n/a -9,000 Ordinary -9,000 10/06/2026 n/a -4,528 Ordinary -4,528 10/06/2026 n/a -2,944 Ordinary -2,944 10/06/2026 n/a 4,528 Ordinary 4,528 10/06/2026 n/a 2,944 Ordinary 2,944 10/06/2026 179.44 44 Ordinary 44 10/06/2026 181.52 1,395 Ordinary 1,395 10/06/2026 n/a 775 Ordinary 775 10/06/2026 179.44 8,442 Ordinary 8,442 10/06/2026 179.44 -8,442 Ordinary -8,442 10/06/2026 179.44 243 Ordinary 243 10/06/2026 179.44 138 Ordinary 138 10/06/2026 181.52 51 Ordinary 51 10/06/2026 179.44 2,196 Ordinary 2,196 11/06/2026 180.00 -563 Ordinary -563 11/06/2026 180.00 11,807 Ordinary 11,807 11/06/2026 180.00 1,266 Ordinary 1,266 Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 45 30-Jun-2026 11/06/2026 180.00 844 Ordinary 844 11/06/2026 178.08 -571 Ordinary -571 11/06/2026 n/a -2,579 Ordinary -2,579 11/06/2026 n/a -4,303 Ordinary -4,303 11/06/2026 n/a -587 Ordinary -587 11/06/2026 n/a -220 Ordinary -220 11/06/2026 n/a -306 Ordinary -306 11/06/2026 n/a 8 Ordinary 8 11/06/2026 n/a 4,037 Ordinary 4,037 11/06/2026 n/a -1,191 Ordinary -1,191 11/06/2026 n/a 306 Ordinary 306 11/06/2026 n/a -5,726 Ordinary -5,726 11/06/2026 n/a -31 Ordinary -31 11/06/2026 n/a 3,169 Ordinary 3,169 11/06/2026 n/a -4,528 Ordinary -4,528 11/06/2026 n/a -2,944 Ordinary -2,944 11/06/2026 n/a -4,185 Ordinary -4,185 11/06/2026 n/a -118 Ordinary -118 11/06/2026 n/a -36 Ordinary -36 11/06/2026 180.02 14 Ordinary 14 11/06/2026 180.00 162 Ordinary 162 11/06/2026 180.00 92 Ordinary 92 11/06/2026 180.00 -23,656 Ordinary -23,656 11/06/2026 180.00 -19,880 Ordinary -19,880 12/06/2026 184.32 -256 Ordinary -256 12/06/2026 184.32 -252 Ordinary -252 12/06/2026 184.32 -41 Ordinary -41 12/06/2026 185.01 574 Ordinary 574 12/06/2026 184.32 423 Ordinary 423 12/06/2026 184.32 -3,376 Ordinary -3,376 12/06/2026 184.32 -3,376 Ordinary -3,376 12/06/2026 184.70 4,995 Ordinary 4,995 12/06/2026 184.32 256 Ordinary 256 12/06/2026 184.32 2,379 Ordinary 2,379 12/06/2026 n/a 4,470 Ordinary 4,470 12/06/2026 n/a 8 Ordinary 8 12/06/2026 n/a -23,673 Ordinary -23,673 12/06/2026 n/a -4,532 Ordinary -4,532 12/06/2026 n/a -1,891 Ordinary -1,891 12/06/2026 n/a 1,891 Ordinary 1,891 12/06/2026 n/a 23 Ordinary 23 STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 46 30-Jun-2026 12/06/2026 n/a 4,304 Ordinary 4,304 12/06/2026 n/a 31 Ordinary 31 12/06/2026 n/a 177,000 Ordinary 177,000 12/06/2026 n/a -3,169 Ordinary -3,169 12/06/2026 n/a 3,169 Ordinary 3,169 12/06/2026 184.32 2,348 Ordinary 2,348 12/06/2026 184.32 252 Ordinary 252 12/06/2026 184.32 -110 Ordinary -110 12/06/2026 n/a -692 Ordinary -692 12/06/2026 n/a 692 Ordinary 692 12/06/2026 n/a -356 Ordinary -356 12/06/2026 n/a 356 Ordinary 356 12/06/2026 n/a -105 Ordinary -105 12/06/2026 n/a 105 Ordinary 105 12/06/2026 n/a -1,629 Ordinary -1,629 12/06/2026 n/a 1,629 Ordinary 1,629 12/06/2026 n/a -427 Ordinary -427 12/06/2026 n/a 427 Ordinary 427 12/06/2026 n/a -1,987 Ordinary -1,987 12/06/2026 n/a 1,987 Ordinary 1,987 12/06/2026 n/a 64 Ordinary 64 12/06/2026 n/a -1,960 Ordinary -1,960 12/06/2026 n/a 134 Ordinary 134 12/06/2026 n/a -8,995 Ordinary -8,995 12/06/2026 n/a 8,995 Ordinary 8,995 12/06/2026 n/a -1,182 Ordinary -1,182 12/06/2026 n/a 1,182 Ordinary 1,182 12/06/2026 n/a -1,886 Ordinary -1,886 12/06/2026 n/a 1,886 Ordinary 1,886 12/06/2026 n/a -169 Ordinary -169 12/06/2026 n/a 169 Ordinary 169 12/06/2026 n/a -597 Ordinary -597 12/06/2026 n/a 597 Ordinary 597 12/06/2026 n/a -281 Ordinary -281 12/06/2026 n/a 281 Ordinary 281 12/06/2026 n/a -739 Ordinary -739 12/06/2026 n/a 728 Ordinary 728 12/06/2026 n/a -17,103 Ordinary -17,103 12/06/2026 n/a 17,103 Ordinary 17,103 12/06/2026 n/a -583 Ordinary -583 12/06/2026 n/a 583 Ordinary 583 12/06/2026 n/a -10,577 Ordinary -10,577 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend

604 Page 47 30-Jun-2026 12/06/2026 n/a 10,577 Ordinary 10,577 12/06/2026 184.32 162 Ordinary 162 12/06/2026 184.32 162 Ordinary 162 12/06/2026 184.32 92 Ordinary 92 12/06/2026 184.32 70 Ordinary 70 15/06/2026 189.31 1,104 Ordinary 1,104 15/06/2026 189.31 -1,688 Ordinary -1,688 15/06/2026 186.91 -1,061 Ordinary -1,061 15/06/2026 n/a -309,790 Ordinary -309,790 15/06/2026 n/a 51,807 Ordinary 51,807 15/06/2026 n/a 74,661 Ordinary 74,661 15/06/2026 n/a 79 Ordinary 79 15/06/2026 n/a 9,719 Ordinary 9,719 15/06/2026 n/a 387 Ordinary 387 15/06/2026 n/a 767 Ordinary 767 15/06/2026 n/a -11,212 Ordinary -11,212 15/06/2026 n/a -36,254 Ordinary -36,254 15/06/2026 n/a 54 Ordinary 54 15/06/2026 n/a 647 Ordinary 647 15/06/2026 n/a 6,899 Ordinary 6,899 15/06/2026 n/a -60,886 Ordinary -60,886 15/06/2026 n/a -3,169 Ordinary -3,169 15/06/2026 n/a 225 Ordinary 225 15/06/2026 n/a 2,944 Ordinary 2,944 15/06/2026 189.31 546 Ordinary 546 15/06/2026 189.31 276 Ordinary 276 15/06/2026 n/a -99 Ordinary -99 15/06/2026 189.31 2,561 Ordinary 2,561 15/06/2026 189.31 2,368 Ordinary 2,368 15/06/2026 189.31 81 Ordinary 81 15/06/2026 189.31 46 Ordinary 46 15/06/2026 189.31 184 Ordinary 184 15/06/2026 189.31 92 Ordinary 92 15/06/2026 189.31 -2,368 Ordinary -2,368 16/06/2026 188.87 290 Ordinary 290 16/06/2026 188.72 3,543 Ordinary 3,543 16/06/2026 188.72 143 Ordinary 143 16/06/2026 188.72 -337 Ordinary -337 16/06/2026 n/a 4,420 Ordinary 4,420 16/06/2026 n/a 12 Ordinary 12 16/06/2026 n/a 4 Ordinary 4 Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 48 30-Jun-2026 16/06/2026 n/a 252 Ordinary 252 16/06/2026 n/a 7 Ordinary 7 16/06/2026 n/a 185 Ordinary 185 16/06/2026 n/a 67 Ordinary 67 16/06/2026 n/a 1 Ordinary 1 16/06/2026 n/a 3 Ordinary 3 16/06/2026 n/a 3 Ordinary 3 16/06/2026 n/a 6 Ordinary 6 16/06/2026 n/a 11,197 Ordinary 11,197 16/06/2026 n/a 9 Ordinary 9 16/06/2026 n/a 74 Ordinary 74 16/06/2026 n/a 178 Ordinary 178 16/06/2026 n/a 808 Ordinary 808 16/06/2026 n/a 27 Ordinary 27 16/06/2026 n/a 58 Ordinary 58 16/06/2026 n/a 218 Ordinary 218 16/06/2026 n/a 429 Ordinary 429 16/06/2026 188.72 154 Ordinary 154 16/06/2026 188.72 92 Ordinary 92 16/06/2026 188.72 2,568 Ordinary 2,568 16/06/2026 n/a 1,873 Ordinary 1,873 16/06/2026 n/a -90 Ordinary -90 16/06/2026 188.72 324 Ordinary 324 16/06/2026 188.72 162 Ordinary 162 16/06/2026 188.72 115 Ordinary 115 17/06/2026 186.91 -332 Ordinary -332 17/06/2026 186.91 -302 Ordinary -302 17/06/2026 n/a 6,414 Ordinary 6,414 17/06/2026 n/a -898 Ordinary -898 17/06/2026 n/a 188 Ordinary 188 17/06/2026 n/a -188 Ordinary -188 17/06/2026 n/a -6,192 Ordinary -6,192 17/06/2026 n/a -3 Ordinary -3 17/06/2026 n/a -6 Ordinary -6 17/06/2026 n/a 25,134 Ordinary 25,134 17/06/2026 n/a -9 Ordinary -9 17/06/2026 n/a -74 Ordinary -74 17/06/2026 n/a -177 Ordinary -177 17/06/2026 n/a -806 Ordinary -806 17/06/2026 n/a -26 Ordinary -26 17/06/2026 n/a -58 Ordinary -58 17/06/2026 n/a -217 Ordinary -217 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 49 30-Jun-2026 17/06/2026 n/a -428 Ordinary -428 17/06/2026 n/a -12 Ordinary -12 17/06/2026 n/a -4 Ordinary -4 17/06/2026 n/a -251 Ordinary -251 17/06/2026 n/a -7 Ordinary -7 17/06/2026 n/a -185 Ordinary -185 17/06/2026 n/a -67 Ordinary -67 17/06/2026 n/a 11,389 Ordinary 11,389 17/06/2026 n/a -1 Ordinary -1 17/06/2026 n/a -3 Ordinary -3 17/06/2026 188.41 -2,534 Ordinary -2,534 17/06/2026 n/a -225 Ordinary -225 17/06/2026 n/a 225 Ordinary 225 17/06/2026 n/a -2,944 Ordinary -2,944 17/06/2026 n/a 2,944 Ordinary 2,944 17/06/2026 186.91 44 Ordinary 44 17/06/2026 186.91 618 Ordinary 618 17/06/2026 186.91 -326 Ordinary -326 17/06/2026 186.91 495 Ordinary 495 17/06/2026 n/a -692 Ordinary -692 17/06/2026 n/a 692 Ordinary 692 17/06/2026 n/a -356 Ordinary -356 17/06/2026 n/a 356 Ordinary 356 17/06/2026 n/a -105 Ordinary -105 17/06/2026 n/a 105 Ordinary 105 17/06/2026 n/a -1,629 Ordinary -1,629 17/06/2026 n/a 1,629 Ordinary 1,629 17/06/2026 n/a -427 Ordinary -427 17/06/2026 n/a 427 Ordinary 427 17/06/2026 n/a -1,987 Ordinary -1,987 17/06/2026 n/a 1,987 Ordinary 1,987 17/06/2026 n/a -64 Ordinary -64 17/06/2026 n/a 64 Ordinary 64 17/06/2026 n/a -1,873 Ordinary -1,873 17/06/2026 n/a 1,960 Ordinary 1,960 17/06/2026 n/a -134 Ordinary -134 17/06/2026 n/a 134 Ordinary 134 17/06/2026 n/a -8,995 Ordinary -8,995 17/06/2026 n/a 8,995 Ordinary 8,995 17/06/2026 n/a -1,182 Ordinary -1,182 17/06/2026 n/a 1,182 Ordinary 1,182 17/06/2026 n/a -1,886 Ordinary -1,886 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows

604 Page 50 30-Jun-2026 17/06/2026 n/a 1,886 Ordinary 1,886 17/06/2026 n/a -169 Ordinary -169 17/06/2026 n/a 169 Ordinary 169 17/06/2026 n/a -597 Ordinary -597 17/06/2026 n/a 597 Ordinary 597 17/06/2026 n/a -281 Ordinary -281 17/06/2026 n/a 281 Ordinary 281 17/06/2026 n/a -539 Ordinary -539 17/06/2026 n/a 858 Ordinary 858 17/06/2026 n/a -17,103 Ordinary -17,103 17/06/2026 n/a 17,103 Ordinary 17,103 17/06/2026 n/a -583 Ordinary -583 17/06/2026 n/a 583 Ordinary 583 17/06/2026 n/a -10,577 Ordinary -10,577 17/06/2026 n/a 10,577 Ordinary 10,577 17/06/2026 186.91 162 Ordinary 162 17/06/2026 186.91 81 Ordinary 81 17/06/2026 186.91 115 Ordinary 115 17/06/2026 186.91 -92 Ordinary -92 18/06/2026 183.09 143 Ordinary 143 18/06/2026 183.09 337 Ordinary 337 18/06/2026 185.14 -228 Ordinary -228 18/06/2026 183.09 -593 Ordinary -593 18/06/2026 183.09 -171 Ordinary -171 18/06/2026 n/a 262 Ordinary 262 18/06/2026 n/a -4,481 Ordinary -4,481 18/06/2026 n/a -2,964 Ordinary -2,964 18/06/2026 n/a -29,205 Ordinary -29,205 18/06/2026 n/a -16,396 Ordinary -16,396 18/06/2026 n/a 2,399 Ordinary 2,399 18/06/2026 n/a -16,841 Ordinary -16,841 18/06/2026 n/a 89 Ordinary 89 18/06/2026 n/a -25,998 Ordinary -25,998 18/06/2026 n/a -600 Ordinary -600 18/06/2026 n/a -60,623 Ordinary -60,623 18/06/2026 n/a -635 Ordinary -635 18/06/2026 n/a -2,156 Ordinary -2,156 18/06/2026 n/a -784 Ordinary -784 18/06/2026 n/a -2,170 Ordinary -2,170 18/06/2026 n/a -15,782 Ordinary -15,782 18/06/2026 n/a -102,517 Ordinary -102,517 18/06/2026 n/a -4,187 Ordinary -4,187 Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend

604 Page 51 30-Jun-2026 18/06/2026 n/a -855 Ordinary -855 18/06/2026 n/a -185 Ordinary -185 18/06/2026 n/a -19,267 Ordinary -19,267 18/06/2026 n/a -1,823 Ordinary -1,823 18/06/2026 n/a 214 Ordinary 214 18/06/2026 n/a -11,389 Ordinary -11,389 18/06/2026 n/a -147,445 Ordinary -147,445 18/06/2026 n/a -1 Ordinary -1 18/06/2026 n/a -87 Ordinary -87 18/06/2026 183.09 171 Ordinary 171 18/06/2026 183.09 1,397 Ordinary 1,397 18/06/2026 183.09 81 Ordinary 81 18/06/2026 183.09 506 Ordinary 506 18/06/2026 183.09 593 Ordinary 593 19/06/2026 177.37 -201 Ordinary -201 19/06/2026 177.37 -349 Ordinary -349 19/06/2026 177.61 -10 Ordinary -10 19/06/2026 177.37 -328 Ordinary -328 19/06/2026 177.37 -720 Ordinary -720 19/06/2026 177.37 -1,111 Ordinary -1,111 19/06/2026 178.06 1,084 Ordinary 1,084 19/06/2026 178.06 489 Ordinary 489 19/06/2026 177.37 828 Ordinary 828 19/06/2026 177.37 2,110 Ordinary 2,110 19/06/2026 177.61 -1,132 Ordinary -1,132 19/06/2026 178.06 68,937 Ordinary 68,937 19/06/2026 177.37 1,111 Ordinary 1,111 19/06/2026 177.37 720 Ordinary 720 19/06/2026 177.37 941 Ordinary 941 19/06/2026 177.37 1,304 Ordinary 1,304 19/06/2026 177.37 200 Ordinary 200 19/06/2026 n/a -54 Ordinary -54 19/06/2026 n/a -7,699 Ordinary -7,699 19/06/2026 n/a -2,468 Ordinary -2,468 19/06/2026 n/a -9,417 Ordinary -9,417 19/06/2026 n/a -6,981 Ordinary -6,981 19/06/2026 n/a -2,921 Ordinary -2,921 19/06/2026 n/a -16,191 Ordinary -16,191 19/06/2026 n/a -6,569 Ordinary -6,569 19/06/2026 n/a -23,455 Ordinary -23,455 19/06/2026 n/a -49,046 Ordinary -49,046 STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in

604 Page 52 30-Jun-2026 19/06/2026 n/a -1,353 Ordinary -1,353 19/06/2026 n/a -513 Ordinary -513 19/06/2026 n/a 513 Ordinary 513 19/06/2026 n/a -11,446 Ordinary -11,446 19/06/2026 n/a -2,856 Ordinary -2,856 19/06/2026 n/a -268,580 Ordinary -268,580 19/06/2026 n/a 54 Ordinary 54 19/06/2026 n/a -9,845 Ordinary -9,845 19/06/2026 n/a -5,000 Ordinary -5,000 19/06/2026 n/a 2,235 Ordinary 2,235 19/06/2026 n/a -225 Ordinary -225 19/06/2026 n/a 225 Ordinary 225 19/06/2026 n/a -2,944 Ordinary -2,944 19/06/2026 177.37 -200 Ordinary -200 19/06/2026 177.61 -16 Ordinary -16 19/06/2026 177.86 6,812 Ordinary 6,812 19/06/2026 177.37 -941 Ordinary -941 19/06/2026 177.37 102 Ordinary 102 19/06/2026 178.71 44 Ordinary 44 19/06/2026 177.37 -1,304 Ordinary -1,304 19/06/2026 178.06 3,244 Ordinary 3,244 19/06/2026 n/a -709 Ordinary -709 19/06/2026 n/a -692 Ordinary -692 19/06/2026 n/a 692 Ordinary 692 19/06/2026 n/a -356 Ordinary -356 19/06/2026 n/a 356 Ordinary 356 19/06/2026 n/a -105 Ordinary -105 19/06/2026 n/a 105 Ordinary 105 19/06/2026 n/a -1,629 Ordinary -1,629 19/06/2026 n/a 1,629 Ordinary 1,629 19/06/2026 n/a -427 Ordinary -427 19/06/2026 n/a 427 Ordinary 427 19/06/2026 n/a -1,987 Ordinary -1,987 19/06/2026 n/a 1,987 Ordinary 1,987 19/06/2026 n/a -64 Ordinary -64 19/06/2026 n/a 64 Ordinary 64 19/06/2026 n/a -1,960 Ordinary -1,960 19/06/2026 n/a 1,960 Ordinary 1,960 19/06/2026 n/a -134 Ordinary -134 19/06/2026 n/a 134 Ordinary 134 19/06/2026 n/a -8,995 Ordinary -8,995 19/06/2026 n/a 8,995 Ordinary 8,995 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Borrow - for stock borrows Collateral received Transfer out STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out

604 Page 53 30-Jun-2026 19/06/2026 n/a -1,182 Ordinary -1,182 19/06/2026 n/a 1,182 Ordinary 1,182 19/06/2026 n/a -1,886 Ordinary -1,886 19/06/2026 n/a 1,886 Ordinary 1,886 19/06/2026 n/a -169 Ordinary -169 19/06/2026 n/a 169 Ordinary 169 19/06/2026 n/a -597 Ordinary -597 19/06/2026 n/a 597 Ordinary 597 19/06/2026 n/a -281 Ordinary -281 19/06/2026 n/a 281 Ordinary 281 19/06/2026 n/a -771 Ordinary -771 19/06/2026 n/a 771 Ordinary 771 19/06/2026 n/a -17,103 Ordinary -17,103 19/06/2026 n/a 17,103 Ordinary 17,103 19/06/2026 n/a -583 Ordinary -583 19/06/2026 n/a 583 Ordinary 583 19/06/2026 n/a -10,577 Ordinary -10,577 19/06/2026 n/a 10,577 Ordinary 10,577 19/06/2026 177.55 187 Ordinary 187 19/06/2026 178.06 6,921 Ordinary 6,921 19/06/2026 178.06 265 Ordinary 265 19/06/2026 177.37 349 Ordinary 349 19/06/2026 178.06 6,950 Ordinary 6,950 19/06/2026 177.37 201 Ordinary 201 19/06/2026 178.06 4,009 Ordinary 4,009 19/06/2026 177.61 -78 Ordinary -78 19/06/2026 177.37 328 Ordinary 328 19/06/2026 178.06 6,533 Ordinary 6,533 22/06/2026 175.99 1,658 Ordinary 1,658 22/06/2026 n/a -21,747 Ordinary -21,747 22/06/2026 n/a -82,009 Ordinary -82,009 22/06/2026 n/a -1,764 Ordinary -1,764 22/06/2026 n/a -34,788 Ordinary -34,788 22/06/2026 n/a -1,488 Ordinary -1,488 22/06/2026 n/a -6,770 Ordinary -6,770 22/06/2026 n/a -150,000 Ordinary -150,000 22/06/2026 n/a -96,138 Ordinary -96,138 22/06/2026 n/a 504 Ordinary 504 22/06/2026 n/a -553,796 Ordinary -553,796 22/06/2026 n/a 545 Ordinary 545 22/06/2026 n/a -24,350 Ordinary -24,350 22/06/2026 n/a -57,894 Ordinary -57,894 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 54 30-Jun-2026 22/06/2026 n/a -603 Ordinary -603 22/06/2026 n/a -7,268 Ordinary -7,268 22/06/2026 n/a -19,386 Ordinary -19,386 22/06/2026 n/a -66,624 Ordinary -66,624 22/06/2026 n/a -142 Ordinary -142 22/06/2026 n/a -9,462 Ordinary -9,462 22/06/2026 n/a -15,463 Ordinary -15,463 22/06/2026 n/a -162,907 Ordinary -162,907 22/06/2026 n/a -709 Ordinary -709 22/06/2026 n/a 142 Ordinary 142 22/06/2026 n/a -43 Ordinary -43 22/06/2026 n/a 43 Ordinary 43 22/06/2026 n/a -6,063 Ordinary -6,063 22/06/2026 n/a -635,807 Ordinary -635,807 22/06/2026 n/a -2,400 Ordinary -2,400 22/06/2026 n/a -87,345 Ordinary -87,345 22/06/2026 n/a -1,119 Ordinary -1,119 22/06/2026 n/a -5,113 Ordinary -5,113 22/06/2026 n/a 1,351 Ordinary 1,351 22/06/2026 n/a -6,186 Ordinary -6,186 22/06/2026 n/a 1,967 Ordinary 1,967 22/06/2026 n/a -28,049 Ordinary -28,049 22/06/2026 n/a -2,235 Ordinary -2,235 22/06/2026 n/a 2,235 Ordinary 2,235 22/06/2026 175.99 276 Ordinary 276 22/06/2026 n/a 604 Ordinary 604 22/06/2026 n/a -420 Ordinary -420 22/06/2026 175.99 405 Ordinary 405 22/06/2026 175.99 92 Ordinary 92 22/06/2026 175.99 92 Ordinary 92 22/06/2026 175.99 92 Ordinary 92 23/06/2026 175.99 39,592 Ordinary 39,592 23/06/2026 175.99 183 Ordinary 183 23/06/2026 175.99 29,138 Ordinary 29,138 23/06/2026 175.99 -183 Ordinary -183 23/06/2026 176.02 1,104 Ordinary 1,104 23/06/2026 176.02 1,257 Ordinary 1,257 23/06/2026 176.02 2,933 Ordinary 2,933 23/06/2026 176.02 -1,305 Ordinary -1,305 23/06/2026 n/a -23,321 Ordinary -23,321 23/06/2026 n/a -1,461 Ordinary -1,461 23/06/2026 n/a -33,368 Ordinary -33,368 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 55 30-Jun-2026 23/06/2026 n/a -615 Ordinary -615 23/06/2026 n/a -9,004 Ordinary -9,004 23/06/2026 n/a -55 Ordinary -55 23/06/2026 n/a -364,535 Ordinary -364,535 23/06/2026 n/a -24,696 Ordinary -24,696 23/06/2026 n/a -101 Ordinary -101 23/06/2026 n/a -3,818 Ordinary -3,818 23/06/2026 n/a -420 Ordinary -420 23/06/2026 n/a -24,772 Ordinary -24,772 23/06/2026 n/a -2,169 Ordinary -2,169 23/06/2026 n/a -249,693 Ordinary -249,693 23/06/2026 n/a -5,250 Ordinary -5,250 23/06/2026 n/a -460 Ordinary -460 23/06/2026 n/a -103,641 Ordinary -103,641 23/06/2026 n/a -1 Ordinary -1 23/06/2026 n/a -2 Ordinary -2 23/06/2026 n/a -1 Ordinary -1 23/06/2026 n/a 327,733 Ordinary 327,733 23/06/2026 n/a 3,762 Ordinary 3,762 23/06/2026 n/a 40,717 Ordinary 40,717 23/06/2026 n/a -12 Ordinary -12 23/06/2026 176.02 162 Ordinary 162 23/06/2026 176.02 52 Ordinary 52 23/06/2026 176.02 1,305 Ordinary 1,305 23/06/2026 176.02 4,174 Ordinary 4,174 24/06/2026 173.92 -507 Ordinary -507 24/06/2026 173.92 -698 Ordinary -698 24/06/2026 173.09 28,895 Ordinary 28,895 24/06/2026 173.09 42,587 Ordinary 42,587 24/06/2026 173.92 1,676 Ordinary 1,676 24/06/2026 n/a -707 Ordinary -707 24/06/2026 n/a -34,416 Ordinary -34,416 24/06/2026 n/a -327,733 Ordinary -327,733 24/06/2026 n/a 1,074 Ordinary 1,074 24/06/2026 n/a 2,097 Ordinary 2,097 24/06/2026 n/a 3,276 Ordinary 3,276 24/06/2026 n/a 583 Ordinary 583 24/06/2026 n/a 2,079 Ordinary 2,079 24/06/2026 n/a 178,636 Ordinary 178,636 24/06/2026 n/a 577 Ordinary 577 24/06/2026 n/a 444 Ordinary 444 24/06/2026 n/a 4,549 Ordinary 4,549 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 56 30-Jun-2026 24/06/2026 n/a 32 Ordinary 32 24/06/2026 n/a 42,414 Ordinary 42,414 24/06/2026 n/a 24,803 Ordinary 24,803 24/06/2026 n/a 3,704 Ordinary 3,704 24/06/2026 n/a 31,768 Ordinary 31,768 24/06/2026 n/a 240 Ordinary 240 24/06/2026 n/a 7,673 Ordinary 7,673 24/06/2026 n/a 7,233 Ordinary 7,233 24/06/2026 n/a 25,892 Ordinary 25,892 24/06/2026 n/a 33,522 Ordinary 33,522 24/06/2026 n/a 170,285 Ordinary 170,285 24/06/2026 n/a 74 Ordinary 74 24/06/2026 n/a 387 Ordinary 387 24/06/2026 173.92 16,997 Ordinary 16,997 24/06/2026 173.92 698 Ordinary 698 24/06/2026 173.92 3,758 Ordinary 3,758 24/06/2026 174.53 3,736 Ordinary 3,736 24/06/2026 n/a -2 Ordinary -2 24/06/2026 173.92 162 Ordinary 162 24/06/2026 173.92 115 Ordinary 115 24/06/2026 173.92 92 Ordinary 92 24/06/2026 173.92 604 Ordinary 604 24/06/2026 173.92 -1,340 Ordinary -1,340 24/06/2026 173.92 -3,758 Ordinary -3,758 24/06/2026 173.92 507 Ordinary 507 24/06/2026 173.92 1,935 Ordinary 1,935 25/06/2026 169.99 -400 Ordinary -400 25/06/2026 169.99 355 Ordinary 355 25/06/2026 169.99 1,100 Ordinary 1,100 25/06/2026 169.99 2,514 Ordinary 2,514 25/06/2026 169.99 2,095 Ordinary 2,095 25/06/2026 172.29 417 Ordinary 417 25/06/2026 169.99 -1,554 Ordinary -1,554 25/06/2026 n/a -42,414 Ordinary -42,414 25/06/2026 n/a 932 Ordinary 932 25/06/2026 n/a 7 Ordinary 7 25/06/2026 n/a 4,949 Ordinary 4,949 25/06/2026 n/a 746 Ordinary 746 25/06/2026 n/a 6,436 Ordinary 6,436 25/06/2026 n/a 25 Ordinary 25 25/06/2026 n/a 1,686 Ordinary 1,686 Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 57 30-Jun-2026 25/06/2026 n/a 1,486 Ordinary 1,486 25/06/2026 n/a 5,229 Ordinary 5,229 25/06/2026 n/a 7,058 Ordinary 7,058 25/06/2026 n/a -154,495 Ordinary -154,495 25/06/2026 n/a 16 Ordinary 16 25/06/2026 n/a 78 Ordinary 78 25/06/2026 n/a 214 Ordinary 214 25/06/2026 n/a 421 Ordinary 421 25/06/2026 n/a 455,970 Ordinary 455,970 25/06/2026 n/a 659 Ordinary 659 25/06/2026 n/a 118 Ordinary 118 25/06/2026 n/a 418 Ordinary 418 25/06/2026 n/a 35,628 Ordinary 35,628 25/06/2026 n/a 104 Ordinary 104 25/06/2026 n/a 232 Ordinary 232 25/06/2026 169.99 2,658 Ordinary 2,658 25/06/2026 171.25 342 Ordinary 342 25/06/2026 169.99 -368 Ordinary -368 25/06/2026 n/a 1 Ordinary 1 25/06/2026 n/a 2,064 Ordinary 2,064 25/06/2026 169.99 -2,658 Ordinary -2,658 25/06/2026 169.99 -1,158 Ordinary -1,158 25/06/2026 169.99 400 Ordinary 400 25/06/2026 169.99 1,554 Ordinary 1,554 25/06/2026 169.99 1,158 Ordinary 1,158 25/06/2026 169.99 401 Ordinary 401 26/06/2026 173.64 -387 Ordinary -387 26/06/2026 173.64 -376 Ordinary -376 26/06/2026 173.64 -2,193 Ordinary -2,193 26/06/2026 173.64 -138 Ordinary -138 26/06/2026 173.64 -8,970 Ordinary -8,970 26/06/2026 173.64 2,514 Ordinary 2,514 26/06/2026 173.64 -2,092 Ordinary -2,092 26/06/2026 173.64 387 Ordinary 387 26/06/2026 173.64 1,703 Ordinary 1,703 26/06/2026 173.64 2,711 Ordinary 2,711 26/06/2026 n/a -202,872 Ordinary -202,872 26/06/2026 n/a -65,806 Ordinary -65,806 26/06/2026 n/a -16,780 Ordinary -16,780 26/06/2026 n/a -380 Ordinary -380 26/06/2026 n/a -1,036 Ordinary -1,036 Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 58 30-Jun-2026 26/06/2026 n/a -18,098 Ordinary -18,098 26/06/2026 n/a -105,231 Ordinary -105,231 26/06/2026 n/a -585 Ordinary -585 26/06/2026 n/a -11,835 Ordinary -11,835 26/06/2026 n/a -238,108 Ordinary -238,108 26/06/2026 n/a 26 Ordinary 26 26/06/2026 n/a -5,995 Ordinary -5,995 26/06/2026 n/a -62,972 Ordinary -62,972 26/06/2026 n/a 354 Ordinary 354 26/06/2026 n/a -70,724 Ordinary -70,724 26/06/2026 n/a -2,021 Ordinary -2,021 26/06/2026 n/a -17,263 Ordinary -17,263 26/06/2026 n/a -5,709 Ordinary -5,709 26/06/2026 n/a -120,269 Ordinary -120,269 26/06/2026 n/a -15,551 Ordinary -15,551 26/06/2026 n/a -2,460 Ordinary -2,460 26/06/2026 n/a -4,564 Ordinary -4,564 26/06/2026 n/a -263 Ordinary -263 26/06/2026 n/a -54 Ordinary -54 26/06/2026 n/a -387 Ordinary -387 26/06/2026 n/a -32,173 Ordinary -32,173 26/06/2026 n/a 2 Ordinary 2 26/06/2026 n/a -660 Ordinary -660 26/06/2026 n/a 1 Ordinary 1 26/06/2026 n/a -5 Ordinary -5 26/06/2026 n/a 39 Ordinary 39 26/06/2026 n/a -3,571 Ordinary -3,571 26/06/2026 n/a 1 Ordinary 1 26/06/2026 n/a -533 Ordinary -533 26/06/2026 n/a 29 Ordinary 29 26/06/2026 n/a -4,556 Ordinary -4,556 26/06/2026 n/a -32 Ordinary -32 26/06/2026 n/a -982 Ordinary -982 26/06/2026 n/a -917 Ordinary -917 26/06/2026 n/a -3,533 Ordinary -3,533 26/06/2026 n/a 10 Ordinary 10 26/06/2026 n/a -4,892 Ordinary -4,892 26/06/2026 n/a -11 Ordinary -11 26/06/2026 n/a -56 Ordinary -56 26/06/2026 n/a -155 Ordinary -155 26/06/2026 n/a 1 Ordinary 1 26/06/2026 n/a -302 Ordinary -302 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 59 30-Jun-2026 26/06/2026 n/a -438,970 Ordinary -438,970 26/06/2026 n/a -470 Ordinary -470 26/06/2026 n/a 1 Ordinary 1 26/06/2026 n/a -84 Ordinary -84 26/06/2026 n/a 12 Ordinary 12 26/06/2026 n/a 28 Ordinary 28 26/06/2026 n/a -297 Ordinary -297 26/06/2026 n/a 126 Ordinary 126 26/06/2026 n/a -25,434 Ordinary -25,434 26/06/2026 n/a -81 Ordinary -81 26/06/2026 n/a 4 Ordinary 4 26/06/2026 n/a 34 Ordinary 34 26/06/2026 n/a 67 Ordinary 67 26/06/2026 n/a -15,790 Ordinary -15,790 26/06/2026 n/a -676 Ordinary -676 26/06/2026 n/a 1,650 Ordinary 1,650 26/06/2026 n/a 900 Ordinary 900 26/06/2026 n/a -225 Ordinary -225 26/06/2026 n/a 225 Ordinary 225 26/06/2026 n/a -2,235 Ordinary -2,235 26/06/2026 173.64 -1,703 Ordinary -1,703 26/06/2026 173.64 -1,656 Ordinary -1,656 26/06/2026 n/a 315 Ordinary 315 26/06/2026 n/a -692 Ordinary -692 26/06/2026 n/a 692 Ordinary 692 26/06/2026 n/a -356 Ordinary -356 26/06/2026 n/a 356 Ordinary 356 26/06/2026 n/a -105 Ordinary -105 26/06/2026 n/a 105 Ordinary 105 26/06/2026 n/a -1,629 Ordinary -1,629 26/06/2026 n/a 1,629 Ordinary 1,629 26/06/2026 n/a -604 Ordinary -604 26/06/2026 n/a 604 Ordinary 604 26/06/2026 n/a -3,762 Ordinary -3,762 26/06/2026 n/a 3,762 Ordinary 3,762 26/06/2026 n/a -427 Ordinary -427 26/06/2026 n/a 427 Ordinary 427 26/06/2026 n/a -1,987 Ordinary -1,987 26/06/2026 n/a 1,987 Ordinary 1,987 26/06/2026 n/a -64 Ordinary -64 26/06/2026 n/a 64 Ordinary 64 26/06/2026 n/a -1,960 Ordinary -1,960 Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY

604 Page 60 30-Jun-2026 26/06/2026 n/a 1,960 Ordinary 1,960 26/06/2026 n/a -134 Ordinary -134 26/06/2026 n/a 134 Ordinary 134 26/06/2026 n/a -8,995 Ordinary -8,995 26/06/2026 n/a 8,995 Ordinary 8,995 26/06/2026 n/a -1,182 Ordinary -1,182 26/06/2026 n/a 1,182 Ordinary 1,182 26/06/2026 n/a -1,886 Ordinary -1,886 26/06/2026 n/a 1,886 Ordinary 1,886 26/06/2026 n/a -169 Ordinary -169 26/06/2026 n/a 169 Ordinary 169 26/06/2026 n/a -597 Ordinary -597 26/06/2026 n/a 597 Ordinary 597 26/06/2026 n/a -281 Ordinary -281 26/06/2026 n/a 281 Ordinary 281 26/06/2026 n/a -40,717 Ordinary -40,717 26/06/2026 n/a 40,717 Ordinary 40,717 26/06/2026 n/a -338 Ordinary -338 26/06/2026 n/a 649 Ordinary 649 26/06/2026 n/a -17,103 Ordinary -17,103 26/06/2026 n/a 17,103 Ordinary 17,103 26/06/2026 n/a -583 Ordinary -583 26/06/2026 n/a 583 Ordinary 583 26/06/2026 n/a -12,641 Ordinary -12,641 26/06/2026 n/a 12,641 Ordinary 12,641 26/06/2026 173.64 -615 Ordinary -615 26/06/2026 173.64 162 Ordinary 162 26/06/2026 173.64 243 Ordinary 243 26/06/2026 173.64 -92 Ordinary -92 26/06/2026 173.64 96 Ordinary 96 26/06/2026 173.64 -2,711 Ordinary -2,711 26/06/2026 173.64 -2,634 Ordinary -2,634 STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 61 30-Jun-2026 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 30/06/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given.

604 Page 62 30-Jun-2026 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 30/06/2026 If yes, in which circumstances? n/a Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.) Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.

604 Page 63 30-Jun-2026 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested.